UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

TABLE OF CONTENTS	PAGE
Consolidated Balance Sheets at September 30, 2024 (Unaudited) and December 31, 2023	1
Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the three and nine months ended September 30, 2024 and 2023 (Unaudited)	2
Consolidated Statements of Changes in Shareholders’ Equity for the three and nine months ended September 30, 2024 and 2023 (Unaudited)	3
Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 and 2023 (Unaudited)	4
Notes to the Consolidated Financial Statements (Unaudited)
Note 1. History and Organization	6
Note 2. Basis of Presentation and Significant Accounting Policies	6
Note 3. Segment Reporting	7
Note 4. Investments	12
Note 5. Fair Value Measurements	20
Note 6. Reinsurance	28
Note 7. Derivative Contracts	29
Note 8. Reserve for Losses and Loss Adjustment Expenses	30
Note 9. Capital Structure	31
Note 10. Earnings per Ordinary Share	32
Note 11. Dividends	32
Note 12. Related Party Transactions	33
Note 13. Commitments and Contingent Liabilities	34
Note 14. Reclassifications from Accumulated Other Comprehensive (Loss)	36
Note 15. Subsequent Events	37

Management’s Discussion and Analysis of Financial Condition and Results of Operations	38

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at September 30, 2024 and December 31, 2023
($ in millions)

	As at September 30, 2024	As at December 31, 2023
ASSETS	(Unaudited)
Fixed income securities, available for sale (amortized cost — 2024: $4,657.4 and 2023: $4,330.0 net of allowance for expected credit losses 2024: $2.0 and 2023: $2.9)	$4,555.8	$4,122.6
Fixed income securities, trading at fair value (amortized cost — 2024: $1,280.5 and 2023: $1,527.0) (1)	1,281.3	1,485.7
Short-term investments, available for sale (amortized cost — 2024: $66.5 and 2023: $93.6)	66.5	93.6
Short-term investments, trading at fair value (amortized cost — 2024: $3.2 and 2023: $2.1)	3.2	2.1
Catastrophe bonds, trading at fair value (amortized cost — 2024: $1.0 and 2023: $1.6)	1.0	1.6
Privately-held investments, available for sale (amortized cost — 2024: $25.1 and 2023: $14.7) (2)	25.3	14.9
Privately-held investments, trading at fair value (amortized cost — 2024: $369.2 and 2023: $494.9) (2)	341.2	475.0
Investments, equity method	8.1	7.6
Other investments, at fair value (3)	204.7	209.3
Total investments	6,487.1	6,412.4
Cash and cash equivalents (4)	1,244.9	1,028.1
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2024: $11.5 and 2023: $3.7)	4,431.3	4,577.8
Ceded unearned premiums	1,001.0	733.5
Underwriting premiums receivable (net of allowance for expected credit losses of 2024: $24.3 and 2023: $21.0)	1,819.1	1,435.3
Deferred acquisition costs	361.0	296.2
Derivative assets	26.0	31.7
Right-of-use operating lease assets	56.0	61.6
Income taxes refundable	14.4	4.3
Deferred tax assets	304.4	312.6
Other assets	337.4	309.6
Intangible assets and goodwill	21.7	21.7
Total assets	$16,104.3	$15,224.8
LIABILITIES
Reserve for losses and loss adjustment expenses	$8,201.3	$7,810.6
Unearned premiums	2,849.8	2,426.3
Total insurance reserves	11,051.1	10,236.9
Reinsurance premiums	1,309.7	1,416.6
Income taxes payable	—	12.6
Deferred tax liabilities	1.6	1.6
Accrued expenses and other payables (5)	248.4	214.4
Payables for securities purchased	83.0	22.3
Operating lease liabilities	79.6	86.1
Derivative liabilities	7.7	25.8
Long-term debt	300.0	300.0
Total liabilities	$13,081.1	$12,316.3
Commitments and contingent liabilities (see Note 13)	$—	$—
SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	1,794.9	1,793.5
Accumulated other comprehensive (loss)	(287.0)	(400.3)
Total shareholders’ equity	3,023.2	2,908.5
Total liabilities and shareholders’ equity	$16,104.3	$15,224.8
_________________
(1)    Fixed income securities, trading at fair value includes related party investments totaling $120.9 million (December 31, 2023 —$129.8 million).
(2)    Privately-held investments, trading at fair value include related party investments totaling $75.4 million (December 31, 2023 — $112.4 million). Privately-held investments, available for sale include related party investments totaling $Nil (December 31, 2023 —$14.9 million).
(3)    Other investments includes related party investments totaling $38.5 million (December 31, 2023 — $39.8 million).
(4)    Cash and cash equivalents includes restricted cash of $290.0 million (December 31, 2023 — $323.2 million) which are held in trusts.
(5)    Includes amounts due to related parties of $4.0 million for investment management fees (December 31, 2023 — $2.1 million), $1.3 million for management consulting fees (December 31, 2023 — $1.2 million) and a dividend payable to the Parent of $20.0 million (December 31, 2023 — $Nil).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
For the three and nine months ended September 30, 2024 and 2023
($ in millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues
Net earned premiums	$698.3	$660.0	$2,069.4	$1,947.4
Net investment income (1)	79.6	77.9	238.9	207.3
Realized and unrealized investment gains (2)	22.0	11.3	48.8	47.4
Total revenues	799.9	749.2	2,357.1	2,202.1
Expenses
Losses and loss adjustment expenses	474.2	430.5	1,278.9	1,147.6
Acquisition costs	91.7	94.3	290.2	287.2
General, administrative and corporate expenses (3)	125.6	120.1	400.1	352.8
Interest expense/(income)	20.9	(1.8)	51.0	41.1
Change in fair value of derivatives	(37.8)	35.6	(22.2)	16.0
Realized and unrealized investment losses	15.9	13.1	69.8	31.2
Net realized and unrealized foreign exchange losses/(gains)	46.3	(34.1)	19.7	(20.4)
Total expenses	736.8	657.7	2,087.5	1,855.5
Income from operations before income taxes	63.1	91.5	269.6	346.6
Income tax (expense)	(6.4)	(5.2)	(32.1)	(41.4)
Net income	$56.7	$86.3	$237.5	$305.2

Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized losses on investments included in net income	$9.4	$8.6	$35.4	$15.4
Change in net unrealized gains/(losses) on available for sale securities held	111.3	(53.6)	68.2	(48.1)
Net change from current period hedged transactions	2.1	(6.4)	1.9	(10.7)
Change in foreign currency translation adjustment	22.5	(14.5)	20.9	(6.9)
Other comprehensive income/(loss), before income taxes	145.3	(65.9)	126.4	(50.3)
Income tax expense thereon:
Reclassification adjustment for net realized losses on investments included in net income	(1.5)	(2.3)	(4.5)	(2.3)
Change in net unrealized (gains)/losses on available for sale securities held	(13.6)	2.1	(8.6)	0.5
Total income tax expense allocated to other comprehensive income/(loss)	(15.1)	(0.2)	(13.1)	(1.8)
Other comprehensive income/(loss), net of income taxes	130.2	(66.1)	113.3	(52.1)
Total comprehensive income attributable to Aspen Insurance Holdings Limited	$186.9	$20.2	$350.8	$253.1

Net income as reported	$56.7	$86.3	$237.5	$305.2
Preference share dividends	(13.8)	(13.8)	(41.1)	(36.0)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$42.9	$72.5	$196.4	$269.2

Basic and diluted earnings per ordinary share	$0.71	$1.20	$3.25	$4.46
_________________
(1)    Net investment income includes related party investment income for the three and nine months ended September 30, 2024 of $0.3 million and $10.7 million, respectively (September 30, 2023 — income of $4.8 million and $13.3 million), and related party investment management fees of $Nil and $2.8 million, respectively (September 30, 2023 — $2.1 million and $7.3 million).
(2)    Realized and unrealized investment gains includes gains on related party investments for the three and nine months ended September 30, 2024 of $0.6 million and $3.7 million, respectively (September 30, 2023 — gains of $1.4 million and $6.1 million).
(3)    General, administrative and corporate expenses includes related party management consulting fees for the three and nine months ended September 30, 2024 of $1.3 million and $3.8 million, respectively (September 30, 2023 — $1.2 million and $3.7 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
For the three and nine months ended September 30, 2024 and 2023
($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Ordinary shares
Beginning of the period	$0.6	$0.6	$0.6	$0.6
End of the period	0.6	0.6	0.6	0.6
Preference shares (1)
Beginning of the period	753.5	753.5	753.5	753.5
End of the period	753.5	753.5	753.5	753.5
Additional paid-in capital
Beginning of the period	761.2	761.2	761.2	761.2
End of the period	761.2	761.2	761.2	761.2
Retained earnings
Beginning of the period	1,772.0	1,525.7	1,793.5	1,349.0
Net income for the period	56.7	86.3	237.5	305.2
Dividends on ordinary shares	(20.0)	(20.0)	(195.0)	(40.0)
Dividends on preference shares	(13.8)	(13.8)	(41.1)	(36.0)
End of the period	1,794.9	1,578.2	1,794.9	1,578.2
Accumulated other comprehensive (loss):
Cumulative foreign currency translation adjustments:
Beginning of the period	(174.1)	(179.3)	(172.5)	(186.9)
Change for the period, net of income taxes	22.5	(14.5)	20.9	(6.9)
End of the period	(151.6)	(193.8)	(151.6)	(193.8)
Gain on derivatives:
Beginning of the period	(0.4)	9.5	(0.2)	13.8
Net change from current period hedged transactions, net of income taxes	2.1	(6.4)	1.9	(10.7)
End of the period	1.7	3.1	1.7	3.1
Unrealized appreciation on available for sale investments:
Beginning of the period	(242.7)	(322.5)	(227.6)	(333.2)
Change for the period, net of income taxes	105.6	(45.2)	90.5	(34.5)
End of the period	(137.1)	(367.7)	(137.1)	(367.7)
Total accumulated other comprehensive (loss)	(287.0)	(558.4)	(287.0)	(558.4)

Total shareholders’ equity	$3,023.2	$2,535.1	$3,023.2	$2,535.1
_________________
(1)    Preference shares of $775.0 million, less issuance costs of $21.5 million (September 30, 2023 — $775.0 million and $21.5 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the nine months ended September 30, 2024 and 2023
($ in millions)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net income	$237.5	$305.2
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	(0.5)	12.2
Amortization of right-of-use operating lease assets	7.4	6.5
Interest on operating lease liabilities	3.2	3.4
Realized and unrealized investment gains	(48.8)	(47.4)
Realized and unrealized investment losses	69.8	31.2
Deferred tax (benefit)/expense	(5.0)	6.3
Net realized and unrealized investment foreign exchange gains	(0.2)	(3.0)
Net change from current period hedged transactions	1.9	(10.7)
Unrealized loss on investment funds in net investment income	4.4	9.7

Changes in:
Reserve for losses and loss adjustment expenses	390.7	59.9
Unearned premiums	423.5	135.1
Unpaid losses recoverable from reinsurers	146.5	301.0
Ceded unearned premiums	(267.5)	(95.9)
Deferred acquisition costs	(64.8)	(9.9)
Reinsurance premiums payable	(106.9)	(391.0)
Underwriting premiums receivable	(383.8)	(122.2)
Income taxes payable and refundable	(22.7)	1.5
Accrued expenses and other payables	14.2	(19.3)
Derivative assets and derivative liabilities	(12.4)	62.9
Operating lease liabilities	(12.4)	(11.2)
Other	(7.0)	69.1
Net cash provided by operating activities	$367.1	$293.4

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)
For the nine months ended September 30, 2024 and 2023
($ in millions)

	Nine Months Ended September 30,
	2024	2023
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(1,366.9)	$(1,052.5)
(Purchases) of fixed income securities — Trading	(348.7)	(295.4)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,025.8	868.8
Proceeds from sales and maturities of fixed income securities — Trading	589.0	319.7
Net proceeds from catastrophe bonds — Trading	0.5	1.5
(Purchases) of short-term investments — Available for sale	(93.3)	(224.0)
Proceeds from sale of short-term investments — Available for sale	122.6	111.6
(Purchases) of short-term investments — Trading	(5.6)	(14.9)
Proceeds from sale of short-term investments — Trading	4.5	10.4
(Purchases) of privately-held investments —Available for sale	(10.0)	—
(Purchases) of privately-held investments — Trading	(54.7)	(102.5)
Proceeds from sale of privately-held investments — Trading	166.9	134.8
Net change in receivable/(payable) for securities sold/(purchased)	39.3	44.6
(Purchases) of other investments	(4.0)	(4.3)
Net proceeds from sales of other investments	4.3	1.8
Net (purchases) of fixed assets	(9.4)	(7.2)
Net (purchases) of investments, equity method	—	(0.4)
Net cash provided by/(used in) investing activities	60.3	(208.0)

Cash flows from financing activities:
Dividends paid on ordinary shares	(175.0)	(20.0)
Dividends paid on preference shares	(41.1)	(36.0)
Net cash (used in) financing activities	(216.1)	(56.0)

Effect of exchange rate movements on cash and cash equivalents	5.5	0.2

Increase in cash and cash equivalents	216.8	29.6
Cash and cash equivalents at beginning of period	1,028.1	959.2
Cash and cash equivalents at end of period (1)	$1,244.9	$988.8
_________________
(1)    Cash and cash equivalents includes restricted cash of $290.0 million (September 30, 2023 — $298.7 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.History and Organization
Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, Syndicate 4711, which are managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”. We also have branches in Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility and provide third-party investors direct access to our capital markets and underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
Since February 2019, the Company has been a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRC, AHL PRD and AHL PRE.
2.Basis of Presentation and Significant Accounting Policies
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024. The unaudited consolidated financial statements include the accounts of Aspen Holdings and its subsidiaries. Transactions between Aspen Holdings and its subsidiaries are eliminated within the unaudited consolidated financial statements.
The balance sheet as at December 31, 2023 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2023 contained in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 1, 2024 (File No. 001-31909).
Assumptions and estimates made by management have a significant impact on the amounts reported within the unaudited consolidated financial statements. The most significant of these assumptions and estimates relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, the fair value of derivatives and the fair value of other investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary, but actual results could differ significantly from those expected when the assumptions or estimates were made.
To facilitate period-to-period comparisons, certain reclassifications have been made to prior year consolidated financial statement amounts to conform to the current year presentation. There was no effect on net income from this change in presentation.
The consolidated financial statements have been prepared on a going concern basis.

3.     Segment Reporting
The Company manages its underwriting operations as two business segments: Aspen Reinsurance and Aspen Insurance. The Company has determined its reportable segments by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Reinsurance Segment. The reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
For a more detailed description of this business segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Reinsurance” in the Company’s 2023 Annual Report on Form 20-F filed with the SEC.
Insurance Segment.  The insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and the Company’s digital follow capacity offered through Ki’s Lloyd’s platform. For a more detailed description of this segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Insurance” in the Company’s 2023 Annual Report on Form 20-F filed with the SEC.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate and other expenses, non-operating expenses, net investment income, realized and unrealized investment gains and losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income tax expenses. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how management measures the performance of its segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The acquisition cost ratio is the ratio of acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general and administrative expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio.

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30, 2024
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$416.2	$700.6	$1,116.8
Net written premiums	263.7	409.9	673.6
Gross earned premiums	449.7	652.5	1,102.2
Net earned premiums	293.5	404.8	698.3
Underwriting Expenses
Losses and loss adjustment expenses	208.6	265.6	474.2
Acquisition costs	43.9	47.8	91.7
General and administrative expenses	41.2	58.2	99.4
Underwriting (loss)/income	(0.2)	33.2	33.0
Corporate and other expenses			(18.6)
Non-operating expenses			(7.6)
Net investment income			79.6
Realized and unrealized investment gains			22.0
Realized and unrealized investment losses			(15.9)
Change in fair value of derivatives			37.8
Interest expense			(20.9)
Net realized and unrealized foreign exchange losses			(46.3)
Income before income taxes			63.1
Income tax expense			(6.4)
Net income			$56.7

Net reserves for losses and loss adjustment expenses	$1,655.0	$2,115.0	$3,770.0

Ratios
Loss ratio	71.1%	65.6%	67.9%
Acquisition cost ratio	15.0	11.8	13.1
General and administrative expense ratio	14.0	14.4	14.2
Expense ratio	29.0	26.2	27.3
Combined ratio	100.1%	91.8%	95.2%

	Three Months Ended September 30, 2023
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$367.5	$615.2	$982.7
Net written premiums	261.2	367.4	628.6
Gross earned premiums	403.1	618.1	1,021.2
Net earned premiums	291.8	368.2	660.0
Underwriting Expenses
Losses and loss adjustment expenses	154.7	275.8	430.5
Acquisition costs	54.9	39.4	94.3
General and administrative expenses	29.7	57.6	87.3
Underwriting income/(loss)	52.5	(4.6)	47.9
Corporate and other expenses			(32.6)
Non-operating expenses			(0.2)
Net investment income			77.9
Realized and unrealized investment gains			11.3
Realized and unrealized investment losses			(13.1)
Change in fair value of derivatives			(35.6)
Interest income			1.8
Net realized and unrealized foreign exchange gains			34.1
Income before income taxes			91.5
Income tax expense			(5.2)
Net income			$86.3

Net reserves for losses and loss adjustment expenses	$1,404.8	$1,769.3	$3,174.1

Ratios
Loss ratio	53.0%	74.9%	65.2%
Acquisition cost ratio	18.8	10.7	14.3
General and administrative expense ratio	10.2	15.6	13.2
Expense ratio	29.0	26.3	27.5
Combined ratio	82.0%	101.2%	92.7%

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30, 2024
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,596.8	$2,001.8	$3,598.6
Net written premiums	1,052.0	1,173.6	2,225.6
Gross earned premiums	1,298.2	1,876.2	3,174.4
Net earned premiums	925.3	1,144.1	2,069.4
Underwriting Expenses
Losses and loss adjustment expenses	553.0	725.9	1,278.9
Acquisition costs	158.5	131.7	290.2
General and administrative expenses	113.7	183.8	297.5
Underwriting income	100.1	102.7	202.8
Corporate and other expenses			(83.3)
Non-operating expenses			(19.3)
Net investment income			238.9
Realized and unrealized investment gains			48.8
Realized and unrealized investment losses			(69.8)
Change in fair value of derivatives			22.2
Interest expense			(51.0)
Net realized and unrealized foreign exchange losses			(19.7)
Income before income taxes			269.6
Income tax expense			(32.1)
Net income			$237.5

Net reserves for losses and loss adjustment expenses	$1,655.0	$2,115.0	$3,770.0

Ratios
Loss ratio	59.8%	63.4%	61.8%
Acquisition cost ratio	17.1	11.5	14.0
General and administrative expense ratio	12.3	16.1	14.4
Expense ratio	29.4	27.6	28.4
Combined ratio	89.2%	91.0%	90.2%

	Nine Months Ended September 30, 2023
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$1,243.2	$1,864.7	$3,107.9
Net written premiums	866.2	1,112.9	1,979.1
Gross earned premiums	1,158.8	1,821.7	2,980.5
Net earned premiums	863.8	1,083.6	1,947.4
Underwriting Expenses
Losses and loss adjustment expenses	451.9	695.7	1,147.6
Acquisition costs	160.6	126.6	287.2
General and administrative expenses	88.1	168.2	256.3
Underwriting income	163.2	93.1	256.3
Corporate and other expenses			(85.7)
Non-operating expenses			(10.8)
Net investment income			207.3
Realized and unrealized investment gains			47.4
Realized and unrealized investment losses			(31.2)
Change in fair value of derivatives			(16.0)
Interest expense			(41.1)
Net realized and unrealized foreign exchange gains			20.4
Income before income taxes			346.6
Income tax expense			(41.4)
Net income			$305.2

Net reserves for losses and loss adjustment expenses	$1,404.8	$1,769.3	$3,174.1

Ratios
Loss ratio	52.3%	64.2%	58.9%
Acquisition cost ratio	18.6	11.7	14.7
General and administrative expense ratio	10.2	15.5	13.2
Expense ratio	28.8	27.2	27.9
Combined ratio	81.1%	91.4%	86.8%

4.     Investments
Income Statement
Net Investment Income.  The following table summarizes investment income for the three and nine months ended September 30, 2024 and 2023:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	($ in millions)		($ in millions)
Fixed income securities, available for sale	$40.7	$28.8	$117.0	$84.5
Fixed income securities, trading	21.5	25.6	69.3	73.4
Short-term investments, available for sale	0.7	2.2	2.5	3.8
Short-term investments, trading	—	0.2	0.1	0.3
Fixed term deposits (included in cash and cash equivalents)	12.1	9.8	33.2	27.1
Catastrophe bonds, trading	—	0.3	—	1.4
Privately-held investments, available for sale	0.3	—	0.7	—
Privately-held investments, trading	8.7	11.4	29.7	32.9
Other investments, at fair value (1)	(2.3)	0.7	(4.4)	(9.7)
Total	81.7	79.0	248.1	213.7
Investment expenses	(2.1)	(1.1)	(9.2)	(6.4)
Net investment income	$79.6	$77.9	$238.9	$207.3
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds. The amount reported represents the change in fair value of the investments in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the three and nine months ended September 30, 2024 and 2023:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	($ in millions)		($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$1.0	$—	$1.4	$0.4
Fixed income securities — gross realized (losses)	(10.9)	(8.6)	(36.1)	(15.6)
Short-term investments — gross realized gains	0.5	—	0.7	0.1
Short-term investments — gross realized (losses)	—	—	(1.4)	(0.3)
Net change in expected credit gains	0.5	0.3	0.9	4.0
Trading:
Fixed income securities — gross realized gains	—	—	1.0	0.3
Fixed income securities — gross realized (losses)	(0.2)	(0.5)	(9.5)	(1.5)
Fixed income securities — net unrealized gains	19.6	10.4	43.7	41.4
Short-term investments — gross realized gains	—	—	—	0.1
Short-term investments — gross realized (losses)	—	—	(0.2)	(0.2)
Privately-held investments — gross realized gains	0.1	0.2	0.6	0.3
Privately-held investments — gross realized (losses)	(14.3)	—	(14.6)	—
Privately-held investments — net unrealized gains/(losses)	9.5	(4.1)	(8.0)	(13.1)
Catastrophe bonds — net unrealized gains/(losses)	—	0.1	—	(0.5)

Investments, equity method:
Net change in realized and unrealized gains in Multi-Line Reinsurer	0.3	0.4	0.5	0.8
Total net realized and unrealized investment gains/(losses) recorded in the consolidated statement of operations	$6.1	$(1.8)	$(21.0)	$16.2

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$120.7	$(45.0)	$103.6	$(32.7)
Income tax (expense)	(15.1)	(0.2)	(13.1)	(1.8)
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$105.6	$(45.2)	$90.5	$(34.5)

Balance Sheet
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,329.2	$11.0	$(13.8)	$—	$1,326.4
U.S. agency	7.5	—	(0.1)	—	7.4
Municipal	81.2	0.1	(1.6)	(0.3)	79.4
Corporate	1,999.9	24.5	(58.5)	(1.7)	1,964.2
Non-U.S. government-backed corporate	146.1	1.2	(3.1)	—	144.2
Non-U.S. government	273.0	2.1	(2.2)	—	272.9
Asset-backed	198.9	1.4	(0.2)	—	200.1
Agency commercial mortgage-backed	5.0	—	(0.5)	—	4.5
Agency residential mortgage-backed	616.6	3.6	(63.5)	—	556.7
Total fixed income securities, available for sale	4,657.4	43.9	(143.5)	(2.0)	4,555.8
Short-term investments, available for sale	66.5	—	—	—	66.5
Privately-held investments, available for sale
Asset-backed securities	25.1	0.2	—	—	25.3
Total investments, available for sale	$4,749.0	$44.1	$(143.5)	$(2.0)	$4,647.6

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,224.9	$4.4	$(26.7)	$—	$1,202.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	133.6	—	(5.0)	(0.5)	128.1
Corporate	2,051.1	12.1	(101.5)	(2.4)	1,959.3
Non-U.S. government-backed corporate	106.5	0.1	(5.9)	—	100.7
Non-U.S. government	279.9	0.6	(6.7)	—	273.8
Agency commercial mortgage-backed	6.6	—	(0.8)	—	5.8
Agency residential mortgage-backed	519.9	0.1	(74.9)	—	445.1
Total fixed income securities, available for sale	4,330.0	17.3	(221.8)	(2.9)	4,122.6
Short-term investments, available for sale	93.6	—	—	—	93.6
Privately-held investments, available for sale
Asset-backed securities	14.7	0.2	—	—	14.9
Total investments, available for sale	$4,438.3	$17.5	$(221.8)	$(2.9)	$4,231.1

Fixed Income Securities, Short-term Investments, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed income securities, trading
U.S. government	$262.4	$5.9	$(1.2)	$267.1
Municipal	2.1	—	(0.1)	2.0
Corporate	155.0	1.6	(4.0)	152.6
High yield loans	106.7	0.6	(0.3)	107.0
Non-U.S. government-backed corporate	6.4	—	(0.1)	6.3
Non-U.S. government	24.2	0.2	(0.2)	24.2
Asset-backed	688.5	4.1	(3.9)	688.7
Agency mortgage-backed	35.2	0.5	(2.3)	33.4
Total fixed income securities, trading	1,280.5	12.9	(12.1)	1,281.3
Short-term investments, trading	3.2	—	—	3.2
Catastrophe bonds, trading	1.0	—	—	1.0
Privately-held investments, trading
Commercial mortgage loans	161.4	0.7	(28.4)	133.7
Middle market loans and other private debt	64.4	0.1	(0.5)	64.0
Asset-backed securities	129.0	0.5	(0.3)	129.2
Global corporate securities	14.4	—	(0.1)	14.3
Total privately-held investments, trading	369.2	1.3	(29.3)	341.2
Total investments, trading	$1,653.9	$14.2	$(41.4)	$1,626.7

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed income securities, trading
U.S. government	$248.7	$0.5	$(3.7)	$245.5
Municipal	3.3	—	(0.2)	3.1
Corporate	178.8	0.7	(8.0)	171.5
High yield loans	90.8	1.3	—	92.1
Non-U.S. government-backed corporate	8.6	—	(0.3)	8.3
Non-U.S. government	35.8	0.1	(1.1)	34.8
Asset-backed	936.0	2.1	(29.9)	908.2
Agency mortgage-backed	25.0	—	(2.8)	22.2
Total fixed income securities, trading	1,527.0	4.7	(46.0)	1,485.7
Short-term investments, trading	2.1	—	—	2.1
Catastrophe bonds, trading	1.6	—	—	1.6
Privately-held investments, trading
Commercial mortgage loans	293.2	1.0	(19.3)	274.9
Middle market loans and other private debt	85.9	—	(1.1)	84.8
Asset-backed securities	83.1	0.4	(0.6)	82.9
Global corporate securities	14.7	—	(0.3)	14.4
Short-term investments	18.0	—	—	18.0
Total privately-held investments, trading	494.9	1.4	(21.3)	475.0
Total investments, trading	$2,025.6	$6.1	$(67.3)	$1,964.4
Catastrophe Bonds. The Company has invested in catastrophe bonds with a total value of $1.0 million as at September 30, 2024 (December 31, 2023 — $1.6 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates. The bonds are scheduled to mature at the beginning of 2025. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Privately-held Investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $133.7 million and middle market loans and other private debt of $64.0 million as at September 30, 2024 (December 31, 2023 — commercial mortgage loans of $274.9 million; middle market loans and other private debt of $84.8 million). Privately-held investments also includes investments in asset-backed securities, global corporate securities and other short-term investments.
Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt.
Middle Market Loans and Other Private Debt. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loans and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global Corporate Securities. The global corporate securities portfolio consists of debt securities with a non-U.S. debt issuer.

Investments, Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. In March 2021, the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2022.
On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”), a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products for a total consideration of $2.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending September 30, 2024, no capital was invested in the multi-line reinsurer (December 31, 2023 —$0.4 million).
The table below shows the Company’s investments in MVI, Multi-Line Reinsurer and Digital Re for the nine months ended September 30, 2024 and the twelve months ended December 31, 2023:

	MVI	Multi-Line Reinsurer	Digital Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2024	$1.0	$6.4	$0.2	$7.6
Investment in the period	—	—	—	—
Distribution received	—	—	—	—
Unrealized gain for the period	0.1	0.4	—	0.5
Closing value of investments as at September 30, 2024	$1.1	$6.8	$0.2	$8.1

Opening undistributed value of investment as at January 1, 2023	$0.8	$5.2	$0.2	$6.2
Investment in the period	—	0.4	—	0.4
Distribution received	—	—	—	—
Unrealized gain for the period	0.2	0.8	—	1.0
Closing value of investments as at December 31, 2023	$1.0	$6.4	$0.2	$7.6
Other Investments. On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. As at September 30, 2024, the fair value of the fund is $115.0 million (December 31, 2023 — $117.1 million).
During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at September 30, 2024, the current fair value of the fund is $18.4 million (December 31, 2023 — $15.9 million) and the unfunded commitment is $0.7 million (December 31, 2023 — $1.1 million).
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at September 30, 2024, the fair value of the Company’s member shares in the bank is $2.0 million (December 31, 2023 — $1.7 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The Partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at September 30, 2024, the fair value of the fund is $37.4 million (December 31, 2023 — $39.8 million) and the unfunded commitment is $0.9 million (December 31, 2023 — $2.2 million).

On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The Partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at September 30, 2024, the current fair value of the fund is $20.1 million (December 31, 2023 — $23.9 million) and the unfunded commitment is $4.1 million (December 31, 2023 — $4.1 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The Partnership was established to make investments in value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at September 30, 2024, the current fair value of the fund is $11.7 million (December 31, 2023 — $10.8 million) and the unfunded commitment is $1.9 million (December 31, 2023 — $4.0 million).
On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund will focus on three core sectors - health and social care, affordable housing, and social infrastructure. The fund will invest across the U.K., focusing on areas of poverty and deprivation. The fund provides fixed-rate loans typically backed by property assets. Borrowers will be established, socially impactful organizations, with a history of profitable revenue generation. As at September 30, 2024, the fair value of the fund is $0.1 million (December 31, 2023 — $0.1 million) and the unfunded commitment is £6.9 million (December 31, 2023— £6.9 million).
On September 30, 2023, the Company committed $55.0 million as a limited partner to a third party managed energy fund. The fund invests in energy transition and climate solutions, accelerating growth and business transformation through flexible capital, enabling leading energy companies to build enterprises at scale that can deliver clean, reliable and affordable energy to help meet global needs. As at September 30, 2024 the Company has not funded the investment and the unfunded commitment is $55.0 million (December 31, 2023 — $55.0 million).
As at September 30, 2024, the aggregate current fair value of the fund investments described above is $204.7 million (December 31, 2023 — $209.3 million).
For further information on the funds, refer to Note 13(a) in these consolidated financial statements, “Commitments and Contingent Liabilities.”
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale. The scheduled maturity distribution of the Company’s available for sale securities as at September 30, 2024 and December 31, 2023 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at September 30, 2024
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$773.6	$770.1
Due after one year through five years	2,551.5	2,539.5
Due after five years through ten years	578.3	551.4
Due after ten years	—	—
	3,903.4	3,861.0
Agency commercial mortgage-backed	5.0	4.5
Agency residential mortgage-backed	616.6	556.7
Asset-backed	224.0	225.4
Total investments, available for sale	$4,749.0	$4,647.6

	As at December 31, 2023
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$512.0	$505.8
Due after one year through five years	2,889.0	2,818.9
Due after five years through ten years	495.1	440.3
Due after ten years	15.7	15.2
	3,911.8	3,780.2
Agency commercial mortgage-backed	6.6	5.8
Agency residential mortgage-backed	519.9	445.1
Total investments, available for sale	$4,438.3	$4,231.1
Guaranteed Investments. As at September 30, 2024 and December 31, 2023, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.
Gross Unrealized Losses, Available for Sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$126.0	$(0.7)	$560.2	$(13.1)	$686.2	$(13.8)	65
U.S. agency	—	—	7.4	(0.1)	7.4	(0.1)	1
Municipal	—	—	66.2	(1.6)	66.2	(1.6)	37
Corporate	59.0	(0.3)	920.7	(58.2)	979.7	(58.5)	435
Non-U.S. government-backed corporate	4.2	—	102.9	(3.1)	107.1	(3.1)	12
Non-U.S. government	23.6	—	114.6	(2.2)	138.2	(2.2)	37
Asset-backed	18.8	(0.2)	—	—	18.8	(0.2)	12
Agency commercial mortgage-backed	—	—	4.6	(0.5)	4.6	(0.5)	1
Agency residential mortgage-backed	13.1	—	392.5	(63.5)	405.6	(63.5)	181
Total fixed income securities, available for sale	$244.7	$(1.2)	$2,169.1	$(142.3)	$2,413.8	$(143.5)	781

	As at December 31, 2023
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$105.5	$(0.5)	$673.3	$(26.2)	$778.8	$(26.7)	74
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	11.1	(1.0)	117.0	(4.0)	128.1	(5.0)	54
Corporate	46.7	(0.4)	1,287.2	(101.1)	1,333.9	(101.5)	558
Non-U.S. government-backed corporate	0.2	—	95.5	(5.9)	95.7	(5.9)	12
Non-U.S. government	32.9	(0.2)	180.1	(6.5)	213.0	(6.7)	53
Agency commercial mortgage-backed	—	—	5.8	(0.8)	5.8	(0.8)	1
Agency residential mortgage-backed	0.1	—	435.9	(74.9)	436.0	(74.9)	197
Total fixed income securities, available for sale	$196.5	$(2.1)	$2,802.0	$(219.7)	$2,998.5	$(221.8)	950
At September 30, 2024, 781 available for sale securities were in an unrealized loss position of $143.5 million, of which $0.4 million was related to securities below investment grade or not rated.
The unrealized losses of $143.5 million were predominantly due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
5.     Fair Value Measurements
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels.
The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. The majority of these securities are valued using prices supplied by pricing services.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. The majority of these securities are also valued using prices supplied by pricing services.
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,326.4	$—	$—	$1,326.4
U.S. agency	—	7.4	—	7.4
Municipal	—	79.4	—	79.4
Corporate	—	1,964.2	—	1,964.2
Non-U.S. government-backed corporate	—	144.2	—	144.2
Non-U.S. government	214.2	58.7	—	272.9
Asset-backed	—	200.1	—	200.1
Agency commercial mortgage-backed	—	4.5	—	4.5
Agency residential mortgage-backed	—	556.7	—	556.7
Total fixed income securities, available for sale	1,540.6	3,015.2	—	4,555.8
Short-term investments, available for sale	64.0	2.5	—	66.5
Privately-held investments, available for sale	—	—	25.3	25.3
Fixed income securities, trading
U.S. government	267.1	—	—	267.1
Municipal	—	2.0	—	2.0
Corporate	—	152.6	—	152.6
Non-U.S. government-backed corporate	—	6.3	—	6.3
High yield loans	—	107.0	—	107.0
Non-U.S. government	10.3	13.9	—	24.2
Asset-backed	—	688.7	—	688.7
Agency mortgage-backed	—	33.4	—	33.4
Total fixed income securities, trading	277.4	1,003.9	—	1,281.3
Short-term investments, trading	3.2	—	—	3.2
Privately-held investments, trading	—	—	341.2	341.2
Catastrophe bonds, trading	—	1.0	—	1.0
Other investments (1)	—	—	—	204.7

Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	26.0	—	26.0
Derivative liabilities — foreign exchange contracts	—	(3.1)	—	(3.1)
Derivative liabilities — loss portfolio transfer (2)	—	—	(4.6)	(4.6)
Total	$1,885.2	$4,045.5	$361.9	$6,497.3
______________
(1)    Other investments represents our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 13(a), “Commitments and Contingent Liabilities.”
(2)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,202.6	$—	$—	$1,202.6
U.S. agency	—	7.2	—	7.2
Municipal	—	128.1	—	128.1
Corporate	—	1,959.3	—	1,959.3
Non-U.S. government-backed corporate	—	100.7	—	100.7
Non-U.S. government	200.4	73.4	—	273.8
Agency commercial mortgage-backed	—	5.8	—	5.8
Agency residential mortgage-backed	—	445.1	—	445.1
Total fixed income securities, available for sale	1,403.0	2,719.6	—	4,122.6
Short-term investments, available for sale	86.7	6.9	—	93.6
Privately-held investments, available for sale	—	—	14.9	14.9
Fixed income securities, trading
U.S. government	245.5	—	—	245.5
Municipal	—	3.1	—	3.1
Corporate	—	171.5	—	171.5
Non-U.S. government-backed corporate	—	8.3	—	8.3
High yield loans	—	92.1	—	92.1
Non-U.S. government	13.0	21.8	—	34.8
Asset-backed	—	908.2	—	908.2
Agency mortgage-backed	—	22.2	—	22.2
Total fixed income securities, trading	258.5	1,227.2	—	1,485.7
Short-term investments, trading	0.2	1.9	—	2.1
Privately-held investments, trading	—	—	475.0	475.0
Catastrophe bonds, trading	—	1.6	—	1.6
Other investments (1)	—	—	—	209.3

Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	31.7	—	31.7
Derivative liabilities — foreign exchange contracts	—	(9.3)	—	(9.3)
Derivative liabilities — loss portfolio transfer (2)	—	—	(16.5)	(16.5)
Total	$1,748.4	$3,979.6	$473.4	$6,410.7
______________
(1)    Other investments represents our investments in real estate, infrastructure and direct lending funds and are measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate funds is subject to restrictions as detailed in Note 13(a), “Commitments and Contingent Liabilities.”
(2)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value.
There were no transfers into, or out of, Level 3 during the three and nine months ended September 30, 2024.
There were no transfers into, or out of, Level 3 during the three months ended September 30, 2023.

There were no transfers into Level 3 during the nine months ended September 30, 2023. The transfers out of Level 3, and into Level 2, of $6.7 million for the nine months ended September 30, 2023 were due to the availability of observable market inputs.
The following tables present a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the three and nine months ended September 30, 2024 and 2023:

Three Months Ended September 30, 2024	Balance at beginning of period	Purchases and issuances	Transfers in / (out)	Reclassifications	Settlements and sales	Increase/(decrease) in fair value included in net income (1) / OCI (2)	Balance at end of period	Change in unrealized gains (losses) relating to assets/liabilities held at end of period (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.8	$10.0	$—	$—	$—	$0.5	$25.3	$(0.1)
Privately-held investments, trading
Commercial mortgage loans	240.4	—	—	—	(101.6)	(5.1)	133.7	5.7
Middle market loans and other private debt	57.3	0.3	—	10.9	(4.8)	0.3	64.0	0.3
Asset-backed securities	133.5	0.1	—	—	(4.8)	0.4	129.2	0.5
Global corporate securities	14.1	—	—	—	(0.1)	0.3	14.3	0.3
Short-term investments	14.1	—	—	(10.9)	(3.2)	—	—	—
Total Level 3 assets	$474.2	$10.4	$—	$—	$(114.5)	$(3.6)	$366.5	$6.7

Liabilities
Derivative liabilities - loss portfolio transfer	$(9.7)	$—	$—	$—	$—	$5.1	$(4.6)	$5.1
Total Level 3 liabilities	$(9.7)	$—	$—	$—	$—	$5.1	$(4.6)	$5.1

Nine Months Ended September 30, 2024
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.9	$10.0	$—	$—	$—	$0.4	$25.3	$0.2
Privately-held investments, trading
Commercial mortgage loans	274.9	0.4	—	—	(118.8)	(22.8)	133.7	(12.0)
Middle market loans	84.8	0.3	—	10.9	(32.6)	0.6	64.0	0.3
Asset-backed securities	82.9	54.1	—	—	(8.1)	0.3	129.2	0.4
Global corporate securities	14.4	—	—	—	(0.3)	0.2	14.3	0.2
Short-term investments	18.0	—	—	(10.9)	(7.1)	—	—	—
Total Level 3 assets	$489.9	$64.8	$—	$—	$(166.9)	$(21.3)	$366.5	$(10.9)

Liabilities
Derivative liabilities - loss portfolio transfer	$(16.5)	$—	$—	$—	$—	$11.9	$(4.6)	$11.9
Total Level 3 liabilities	$(16.5)	$—	$—	$—	$—	$11.9	$(4.6)	$11.9

Three Months Ended September 30, 2023	Balance at beginning of period	Purchases and issuances	Transfers in	Transfers out	Settlements and sales	Increase/(decrease) in fair value included in net income (1)	Balance at end of period	Change in unrealized gains (losses) relating to assets/liabilities held at end of period (1)
Assets
Privately-held investments, trading
Commercial mortgage loans	$295.0	$23.5	$—	$—	$(26.0)	$(4.4)	$288.1	$(3.7)
Middle market loans and other private debt	102.1	4.0	—	—	(21.3)	—	84.8	—
Asset-backed securities	58.4	31.2	—	—	(29.0)	—	60.6	—
Global corporate securities	14.8	—	—	—	(0.1)	(0.3)	14.4	(0.2)
Equity securities	12.1	2.4	—	—	—	0.3	14.8	0.3
Short-term investments	—	18.2	—	—	—	—	18.2	—
Total Level 3 assets	$482.4	$79.3	$—	$—	$(76.4)	$(4.4)	$480.9	$(3.6)

Liabilities
Derivative liabilities - loss portfolio transfer	$(23.4)	$—	$—	$—	$—	$—	$(23.4)	$—
Total Level 3 liabilities	$(23.4)	$—	$—	$—	$—	$—	$(23.4)	$—

Nine Months Ended September 30, 2023
Assets
Privately-held investments — trading
Commercial mortgage loans	$312.1	$39.4	$—	$—	$(49.2)	$(14.2)	$288.1	$(14.1)
Middle market loans	106.9	4.1	—	—	(26.7)	0.5	84.8	0.2
Asset-backed securities	66.8	31.2	—	(5.5)	(32.8)	0.9	60.6	0.4
Global corporate securities	15.0	—	—	—	(0.3)	(0.3)	14.4	(0.2)
Equity securities	6.6	9.4	—	(1.2)	(0.2)	0.2	14.8	0.3
Short-term investments	25.6	18.2	—	—	(25.6)	—	18.2	—
Total Level 3 assets	$533.0	$102.3	$—	$(6.7)	$(134.8)	$(12.9)	$480.9	$(13.4)

Liabilities
Derivative liabilities - loss portfolio transfer	$(31.7)	$—	$—	$—	$—	$8.3	$(23.4)	$8.3
Total Level 3 liabilities	$(31.7)	$—	$—	$—	$—	$8.3	$(23.4)	$8.3
(1)    Increases/(decreases) in the fair value of privately-held investments - trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive (loss). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive (loss).
(2) Increases/(decreases) in the fair value of privately-held investments - available for sale are included in other comprehensive income (“OCI”).

Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at September 30, 2024 and December 31, 2023, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
Independent Pricing Services. The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios is by the pricing services. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices.

Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services supply prices for a broad range of securities including those for actively traded securities, such as treasury and other government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include government agency, municipals, corporate and asset-backed securities.
For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. The Company does not derive dollar prices using an index as a pricing input for any individual security.
Broker-dealers. The Company obtains quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance of newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
The Company obtains prices for all of its fixed income securities via its third-party accounting service provider, and in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by the Company’s third-party accounting service provider.
As at September 30, 2024, the Company obtained an average of 3.3 quotes per fixed income security compared to 2.9 quotes at December 31, 2023.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
•quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);
•comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;
•initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and
•comparison of the fair value estimates to the Company’s knowledge of the current market.
Prices obtained from pricing services and broker-dealers are not adjusted by us; however, prices provided by a pricing service, or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to the Company’s third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service or broker-dealer to the quotes are supplied to the Company’s investment accounting service provider.
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.
Fixed Income Securities. Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Foreign Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.

U.S. Government and Agency Securities. U.S. government and agency securities consist primarily of bonds issued by the U.S. Treasury and corporate debt issued by agencies such as the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank. As the fair values of U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified as Level 1. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are classified as Level 2.
Municipal Securities. The Company’s municipal portfolio consist of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified as Level 2.
Non-U.S. Government Securities. The issuers for securities in this category are non-U.S. governments and their agents including, but not limited to, the U.K., Australia, Canada, France and Germany. The fair values of certain non-U.S. government bonds, primarily sourced from international indices, are based on unadjusted market prices in active markets and are therefore classified as Level 1. The remaining non-U.S. government bonds are classified as Level 2 as they are not actively traded. The fair values of the non-U.S. agency securities, again primarily sourced from international indices, are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of non-U.S. agency securities are classified as Level 2. In addition, foreign government securities include a portion of the Emerging Market Debt (“EMD”) portfolio which is also classified as Level 2.
Corporate Securities. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities as Level 2.
Mortgage-backed Securities. Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified as Level 2.
Asset-backed Securities. Asset-backed securities are securities backed by notes or receivables against assets other than real estate. The underlying collateral for the Company’s asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, interest rate data and credit spreads. The Company classifies these securities as Level 2.
Short-term Investments. Short-term investments consist of highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are classified as either trading or available for sale according to the facts and circumstances of the investment held. Short-term investments are valued in a manner similar to the Company’s fixed income securities and are classified within Levels 1 and 2.
Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.

Commercial Mortgage Loans. Commercial mortgage loans consists of investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Middle Market Loans and Other Private Debt. The middle market loans consist of investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle market loans and other private debt are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. Asset-backed securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined by using discounted cash flow models and are classified as Level 3.
Global Corporate Securities. The global corporate securities portfolio consists of debt securities with a non-U.S. debt issuer. The fair value of these securities are determined using discounted cash flow models and are classified as Level 3.
Short-term Investments — Privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities investments categorized as Level 3 under the fair value hierarchy as at September 30, 2024:

As at September 30, 2024	Fair Value Level 3	Valuation Techniques	Unobservable Inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments, available for sale
Asset-backed securities	$15.3	Discounted cash flow	Discount rate	4.9%	—	8.0%	6.8%
Asset-backed securities	10.0	Transaction Value	n/a	n/a		n/a	n/a
Privately-held investments, trading
Commercial mortgage loans	133.7	Discounted cash flow	Discount rate	3.8%	—	26.0%	9.0%
Middle market loans and other private debt	64.0	Discounted cash flow	Discount rate	6.9%	—	16.8%	9.4%
Asset-backed securities	129.2	Discounted cash flow	Discount rate	4.9%	—	8.0%	6.8%
Global corporate securities	14.3	Discounted cash flow	Discount rate	6.4%	—	6.4%	6.4%

Total	$366.5
Catastrophe Bonds. Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are classified as Level 2.
Foreign Exchange Contracts. The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified as Level 2.

Derivative Liabilities — Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis whilst maintaining an understanding of the current market conditions.
Other Investments. The Company’s other investments represent our investments in investment funds operating strategies across real estate, infrastructure and direct lending. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
6.     Reinsurance
The Company purchases retrocession and reinsurance to limit the Company’s risk exposure and to increase its own insurance and reinsurance underwriting capacity. These agreements provide for recovery of losses and loss adjustment expenses from reinsurers. The Company remains liable to the extent that reinsurers do not meet their obligations under these agreements. In line with its risk management objectives, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.
The effect of ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the three and nine months ended September 30, 2024 and 2023 was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Premiums written:
Insurance	$700.6	$615.2	$2,001.8	$1,864.7
Reinsurance	416.2	367.5	1,596.8	1,243.2
Ceded	(443.2)	(354.1)	(1,373.0)	(1,128.8)
Net written premiums	$673.6	$628.6	$2,225.6	$1,979.1

Premiums earned:
Insurance	$652.5	$618.1	$1,876.2	$1,821.7
Reinsurance	449.7	403.1	1,298.2	1,158.8
Ceded	(403.9)	(361.2)	(1,105.0)	(1,033.1)
Net earned premiums	$698.3	$660.0	$2,069.4	$1,947.4

Losses and loss adjustment expenses:
Insurance	$490.9	$542.8	$1,259.1	$1,234.5
Reinsurance	291.6	181.1	692.7	534.5
Ceded	(308.3)	(293.4)	(672.9)	(621.4)
Losses and loss adjustment expenses	$474.2	$430.5	$1,278.9	$1,147.6

7.     Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at September 30, 2024 and December 31, 2023:

		As at September 30, 2024		As at December 31, 2023
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$1,064.7	$23.8	$1,262.1	$31.4
Foreign Exchange Contracts (1)	Derivative liabilities	$520.3	$(3.1)	$540.8	$(9.3)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	$—	$(4.6)	$—	$(16.5)
 ______________
(1)    Fair value is net of $1.9 million of cash collateral (December 31, 2023 — $3.4 million).
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at September 30, 2024		As at December 31, 2023
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$40.6	$2.2	$76.9	$0.3
The following table provides the unrealized and realized gains/(losses) recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the three and nine months ended September 30, 2024 and 2023:

		For the Three Months Ended		For the Nine Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Derivatives not designated as hedges		($ in millions)		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	32.7	(35.6)	10.3	(24.3)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	5.1	—	11.9	8.3

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	(0.3)	(2.4)	(0.3)	(6.1)
Foreign Exchange Contracts	Net change from current period hedged transactions in other comprehensive income	2.1	(6.4)	1.9	(10.7)
Foreign Exchange Contracts. The Company uses foreign exchange contracts to manage foreign currency risk associated with our operating expenses but also foreign exchange risk associated with net assets or liabilities in currencies other than the U.S. dollar. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies but rather allow it to establish a rate of exchange for a future point in time.
As at September 30, 2024, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate notional amount of $1,585.0 million (December 31, 2023 — $1,802.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the three and nine months ended September 30, 2024, the impact of foreign exchange contracts on net income was a gain of $32.7 million and $10.3 million, respectively (September 30, 2023 — loss of $35.6 million and $24.3 million, respectively).

As at September 30, 2024, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $40.6 million (December 31, 2023 — $76.9 million). The foreign exchange contracts are recorded as derivative assets in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the three and nine months ended September 30, 2024 the Company recognized gains of $2.1 million and $1.9 million, respectively (September 30, 2023 — losses of $6.4 million and $10.7 million, respectively) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses in the consolidated statement of operations. For the three and nine months ended September 30, 2024, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a loss of $0.3 million and $0.3 million, respectively (September 30, 2023 — loss of $2.4 million and $6.1 million, respectively). The Company estimates that $2.2 million of the existing unrealized gains as at September 30, 2024 is expected to be reclassified into earnings within the next 12 months.
Embedded Derivative on Loss Portfolio Contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum return of 1.75%. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the three and nine months ended September 30, 2024, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations was a gain of $5.1 million and $11.9 million, respectively (September 30, 2023 — gain of $Nil and $8.3 million, respectively).
8.     Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
	2024	2023
	($ in millions)
Reserve for losses and loss adjustment expenses at the start of the period	$7,810.6	$7,710.9
Less unpaid losses recoverable from reinsurers at the start of the period	(4,577.8)	(4,897.7)
Net reserve for losses and loss adjustment expenses at the start of the period	3,232.8	2,813.2

Net incurred losses and loss adjustment expenses related to:
Current year	1,239.2	1,137.1
Prior years	39.7	10.5
Total incurred	1,278.9	1,147.6
Net paid losses and loss adjustment expenses related to:
Current year	(109.9)	(87.2)
Prior years	(655.0)	(694.7)
Total paid	(764.9)	(781.9)

Foreign exchange (gains)/losses	23.2	(4.8)

Net reserve for losses and loss adjustment expenses at the end of the period	3,770.0	3,174.1
Plus unpaid losses recoverable from reinsurers at the end of the period	4,431.3	4,596.7
Reserve for losses and loss adjustment expenses at the end of the period	$8,201.3	$7,770.8
For the nine months ended September 30, 2024, there was an increase of $39.7 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $10.5 million for the nine months ended September 30, 2023.
Reinsurance. Net unfavorable reserve development of $21.5 million in the nine months ended September 30, 2024 was primarily from the unfavorable movement of $24.1 million in the deferred gain on retroactive contracts, offset by favorable prior year development of $2.6 million on accident years 2020 onwards. Net favorable reserve development of $28.3 million in the nine months ended September 30, 2023 was primarily from the favorable movement of $29.5 million in the deferred gain on retroactive contracts, offset by unfavorable prior year development of $1.2 million on accident years 2020 onwards.

Insurance. Net unfavorable development of $18.2 million in the nine months ended September 30, 2024 was mainly due to the unfavorable movement of $17.6 million in the deferred gain on retroactive contracts, together with unfavorable development on post-LPT years of $0.6 million. Net unfavorable development of $38.8 million in the nine months ended September 30, 2023 was mainly due to the unfavorable movement of $23.7 million in the deferred gain on retroactive contracts, together with unfavorable development on post-LPT years of $15.1 million.
9.     Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024		As at December 31, 2023
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share (2023 — $0.01 per share)	750,000,000	7,500	70,000,000	700
Preference Shares 0.15144558¢ per share	150,000,000	227	30,000,000	45
Total authorized share capital		7,727		745

Issued share capital:
Issued ordinary shares $0.01 per share (2023— $0.01 per share)	60,395,839	604	60,395,839	604
Issued 5.950% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share (1)	10,000	—	10,000	—
Total issued share capital		636		636
 ______________
(1)     Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.
(a)    Ordinary Shares
The Company’s issued ordinary shares of par value $0.01 at both September 30, 2024 and December 31, 2023 was 60,395,839. The Company did not issue any ordinary shares for the three and nine months ended September 30, 2024.
(b)    Preference Shares
On May 2, 2013, the Company issued 11,000,000 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “AHL PRC Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. The first floating rate period commenced July 1, 2023, with an associated floating rate of 9.59343%, with such floating rate expected to remain in place for future dividend periods, as a function of the floating rate determination mechanics set forth in the governing instrument. The AHL PRC Shares are listed on the NYSE under the symbol “AHL PRC”.
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The AHL PRD Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD”.
On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents a 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE”.

10.    Earnings Per Ordinary Share
Basic and diluted earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding. The following table presents the computation of basic and diluted earnings per ordinary share for the three and nine months ended September 30, 2024 and 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions, except share and per share amounts)
Net income	$56.7	$86.3	$237.5	$305.2
Less: Preference share dividends	(13.8)	(13.8)	(41.1)	(36.0)
Net income available to ordinary shareholders	$42.9	$72.5	$196.4	$269.2

Basic and diluted weighted average ordinary shares outstanding	60,395,839	60,395,839	60,395,839	60,395,839

Basic and diluted earnings per ordinary share	$0.71	$1.20	$3.25	$4.46
11.     Dividends
During the nine months ended September 30, 2024, the Company’s Board of Directors declared and paid the following dividends:

	Dividend per Share	Total Dividend	Paid/ Payable on
Three months ended March 31, 2024
Ordinary Shares	$0.41	$25,000,000	April 3, 2024
5.950% Preference Shares (AHL PRC)	$0.60	$6,595,000	March 26, 2024
5.625% Preference Shares (AHL PRD)	$0.35	$3,516,000	March 26, 2024
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	$3,515,600	March 26, 2024

Three months ended June 30, 2024
Ordinary Shares	$2.48	$150,000,000	June 26, 2024
5.950% Preference Shares (AHL PRC)	$0.61	$6,669,300	June 25, 2024
5.625% Preference Shares (AHL PRD)	$0.35	$3,516,000	June 25, 2024
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	$3,515,600	June 25, 2024

Three months ended September 30, 2024
Ordinary Shares	$0.33	$20,000,000	October 11, 2024
5.950% Preference Shares (AHL PRC)	$0.61	$6,741,900	September 30, 2024
5.625% Preference Shares (AHL PRD)	$0.35	$3,516,000	September 30, 2024
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	$3,515,600	September 30, 2024
 ______________
(1)     The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.
During the nine months ended September 30, 2024, the Company paid ordinary share dividends of $175.0 million (September 30, 2023 — $20.0 million), and $41.1 million in preference share dividends (September 30, 2023 — $36.0 million).

12.    Related Party Transactions
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services.
Additionally, certain employees of Apollo and its affiliates serve on the Board.
A description of relationships and transactions that have existed or that the Company and certain of the Company’s subsidiaries has entered into with Apollo and its affiliates are described below.
Investment Management Relationships
AAME provides centralized asset management investment advisory and risk services for the portfolio of the Company’s investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME.
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to the Company’s subsidiaries. Such sub-advisors may include affiliates of AAME.
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure. The “cost” is comprised of the direct and indirect fees, costs, expenses and other liabilities arising in or otherwise connected with the services provided under the IMAs. The “plus” component will be a mark-up in an amount of up to 25.0% determined based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including AMI and AMC, will also earn additional fees for sub-advisory services rendered.
During the three and nine months ended September 30, 2024, the Company recognized IMA fees of $Nil and $2.8 million, respectively (September 30, 2023 — $2.1 million and $7.3 million), of which $4.0 million (December 31, 2023 — $2.1 million) remains payable to AAME as at September 30, 2024.
Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with AMH. Pursuant to the Management Consulting Agreement, AMH will provide the Company management consulting and advisory services related to the business and affairs of the Company and its subsidiaries. The Company will pay AMH in consideration for its services under the Management Consulting Agreement, an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, or (ii) $5 million.
During the three and nine months ended September 30, 2024, the Company recognized Management Consulting fees of $1.3 million and $3.8 million, respectively (September 30, 2023 — $1.2 million and $3.7 million), of which $1.3 million remains payable to AMH as at September 30, 2024 (December 31, 2023 — $1.2 million).
Related Party Investments
During the three and nine months ended September 30, 2024, the Company bought or held the following securities or investments in Apollo originated and managed investments:
As at September 30, 2024, the Company’s investment in Funds managed by Apollo had a fair value of $38.5 million (December 31, 2023 — $39.8 million). During the three and nine months ended September 30, 2024, the Company recognized income of $Nil and $0.1 million, respectively (September 30, 2023 — losses of $0.2 million and $0.6 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in other investments on the consolidated balance sheet.
As at September 30, 2024, the Company’s investment in Notes issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $68.3 million (December 31, 2023 — $82.2 million). During the three and nine months ended September 30, 2024, the Company recognized income of $1.6 million and $4.2 million respectively (September 30, 2023 — $1.3 million and $3.7 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments on the consolidated balance sheet.
As at September 30, 2024, the Company’s investments in Collateralized Loan Obligations issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $120.9 million (December 31, 2023 — $129.8 million). During the three and nine months ended September 30, 2024, the Company recognized income on these investments of $1.0 million and $9.6 million respectively (September 30, 2023 — $$4.6 million and $13.8 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in fixed income securities, trading at fair value on the consolidated balance sheet.

As at September 30, 2024, the Company’s investments in Middle Market Loans originated and managed by a subsidiary of Apollo had a fair value of $7.1 million (December 31, 2023 — $45.1 million). During the three and nine months ended September 30, 2024, the Company recognized a loss of $1.6 million and income of $0.6 million respectively (September 30, 2023 — income of $0.4 million and $2.5 million) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments on the consolidated balance sheet.
Dividends Payable
As at September 30, 2024, the Company had dividends payable of $20.0 million, due to it’s parent, Highlands Bermuda Holdco, Ltd. (December 31, 2023 — $Nil).
Other Payables to Related Parties
As at September 30, 2024, the Company had an intercompany payable balance of $1.2 million (December 31, 2023 — $1.2 million), due to its parent, Highlands Bermuda Holdco, Ltd.
13.     Commitments and Contingent Liabilities
(a)    Restricted Assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and value of the Company’s material restricted assets as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024	As at December 31, 2023
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$478.0	$660.8
Third party	2,738.9	2,714.4
Letters of credit / guarantees	140.0	172.0
Total restricted assets (excluding illiquid assets)	3,356.9	3,547.2
Other investments — illiquid assets	204.7	209.3
Total restricted assets and illiquid assets	$3,561.6	$3,756.5

Total as percent of cash and investable assets (1)	46.0%	50.2%
 ______________
(1)    Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. The Company invests in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at September 30, 2024, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Letters of Credit. The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at September 30, 2024 and December 31, 2023, these funds amounted to approximately 46.0% of the $7.7 billion and approximately 50.2% of the $7.5 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at September 30, 2024 in the amount of $476.4 million (December 31, 2023 — $517.4 million).

The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at September 30, 2024 was £0.4 million (December 31, 2023 — £0.5 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $689.3 million as at September 30, 2024 and $823.5 million as at December 31, 2023. As at September 30, 2024, the balance (including applicable letter of credit facilities) held in the trust was $1,016.5 million (December 31, 2023 — $1,016.9 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $246.2 million and $320.6 million as at September 30, 2024 and December 31, 2023, respectively. As at September 30, 2024, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $329.3 million (December 31, 2023 — $394.7 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at September 30, 2024 was $141.2 million (December 31, 2023 — $126.6 million).
U.S. Regulatory Deposits. As at September 30, 2024, Aspen Specialty had a total of $6.9 million (December 31, 2023 — $6.8 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.5 million (December 31, 2023 — $6.4 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at September 30, 2024, the balance held in trust was CAD$249.6 million ($184.8 million) (December 31, 2023 — CAD$228.4 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at September 30, 2024, the balance held in trust was AUD$90.0 million ($62.4 million) (December 31, 2023 — AUD$131.0 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at September 30, 2024, the balance held in trust was CHF7.5 million ($8.9 million) (December 31, 2023 — CHF9.9 million).
Singapore Fund. Aspen UK has established a segregated Singaporean bank account to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at September 30, 2024, the balance in the account was SGD$200.6 million ($156.5 million) (December 31, 2023 — SGD$192.1 million).
(b)     Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Reserve for Losses and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-4b, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at September 30, 2024, based on available information the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity is remote.

14.     Reclassifications from Accumulated Other Comprehensive (Loss)
The following tables set out the components of the Company’s accumulated other comprehensive (loss) (“AOCI”) that are reclassified into the consolidated statement of operations for the three and nine months ended September 30, 2024 and 2023:

	Amount Reclassified from AOCI
Details about the AOCI Components	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(1.5)	$(0.1)	Realized and unrealized investment gains
Realized losses on sale of securities	10.9	8.7	Realized and unrealized investment losses
	9.4	8.6	Income from operations before income taxes
Tax on net realized losses on sale of securities	(1.5)	(2.3)	Income tax (expense)
	$7.9	$6.3	Net income
Realized derivatives:
Net realized losses on settled derivatives	$0.3	$2.4	General, administrative and corporate expenses
Tax on settled derivatives	—	—	Income tax (expense)
	$0.3	$2.4	Net income

Total reclassifications from AOCI to the statement of operations, net of income tax	$8.2	$8.7	Net income

	Amount Reclassified from AOCI
Details about the AOCI Components	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(2.1)	$(0.5)	Realized and unrealized investment gains
Realized losses on sale of securities	37.5	15.9	Realized and unrealized investment losses
	35.4	15.4	Income from operations before income taxes
Tax on net realized losses on sale of securities	(4.5)	(2.3)	Income tax (expense)
	$30.9	$13.1	Net income
Realized derivatives:
Net realized losses on settled derivatives	$0.3	$6.1	General, administrative and corporate expenses
Tax on settled derivatives	—	—	Income tax (expense)
	$0.3	$6.1	Net income

Total reclassifications from AOCI to the statement of operations, net of income tax	$31.2	$19.2	Net income

15.    Subsequent Events
On October 10, 2024, a large storm system (Hurricane Milton) made landfall in Florida and caused substantial wind damage over a wide area. Based solely on the Company’s modeled loss projections, industry loss estimates and exposure analysis as of the date of this report, the Company’s preliminary assessment of pre-tax losses associated with Hurricane Milton is expected to be between $40 million and $60 million, net of outwards reinsurance and reinstatement premiums. The Company’s actual losses from Hurricane Milton may differ materially from this preliminary estimate due to limitations in one or more of the models and because, as a recent large storm event, this preliminary estimate is not based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. The final settlement of claims associated with Hurricane Milton is likely to take place over a considerable period of time.
See the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the SEC, which should be deemed incorporated herein, and “Cautionary Statement Regarding Forward-Looking Statements” included in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our results of operations for the three and nine months ended September 30, 2024 and 2023 and our financial condition at September 30, 2024 and December 31, 2023. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this report as well as in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2023 contained in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 1, 2024 (File No. 001-31909).
This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. See Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 for more information on factors that could cause actual results to differ materially from the results described in, or implied by, any forward-looking statements contained in this discussion and analysis.
Operating highlights for the three months ended September 30, 2024
•Gross written premiums of $1,116.8 million in the three months ended September 30, 2024, an increase of 13.6% from the three months ended September 30, 2023, primarily due to growth in renewals and new business growth, partially offset by a deterioration in market conditions in management liability and transaction liability globally.
•Overall underwriting income of $33.0 million (combined ratio of 95.2%) for the three months ended September 30, 2024. This included $54.8 million, or 7.9 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including Hurricane Helene and other weather-related events. Underwriting income of $47.9 million (combined ratio of 92.7%) for the three months ended September 30, 2023, included $55.6 million or 8.4 combined ratio points of pre-tax catastrophe losses related to significant industry events, including Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco and other weather-related events.
•Adjusted underwriting income of $59.7 million (adjusted combined ratio of 91.5%) for the three months ended September 30, 2024 includes an adjustment to remove a loss of $26.7 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $54.5 million (adjusted combined ratio of 91.7%) for the three months ended September 30, 2023 included an adjustment to remove a loss of $6.6 million for the net impact of the LPT.
•Net adverse development on prior year loss reserves for the three months ended September 30, 2024 of $31.9 million, or 4.4 combined ratio points, includes $26.7 million adverse net impact of the LPT and adverse prior year reserve development on post-LPT years of $5.2 million. The net adverse development for the three months ended September 30, 2023 of $16.9 million, or 2.6 combined ratio points, includes adverse prior year reserve development on post-LPT years of $10.3 million, and $6.6 million of adverse development on the net impact of the LPT.
•Our capital markets business contributed total fee income of $44.0 million in the three months ended September 30, 2024, an increase of $12.9 million compared to $31.1 million in the three months ended September 30, 2023. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,040.7 million as at September 30, 2024, compared with $1,476.3 million at September 30, 2023.
•Annualized operating return on average equity was 15.8% for the three months ended September 30, 2024 compared with 17.6% in the three months ended September 30, 2023.

Operating highlights for the nine months ended September 30, 2024
•Gross written premiums of $3,598.6 million in the nine months ended September 30, 2024, an increase of 15.8% from the nine months ended September 30, 2023, primarily due to new business, growth with existing clients and favorable renewals pricing across certain lines of business.
•Overall underwriting income of $202.8 million (combined ratio of 90.2%) for the nine months ended September 30, 2024. This included $135.4 million, or 6.5 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including Hurricane Helene, floods in Dubai and Germany, the Francis Scott Key Bridge event and other weather-related events. Underwriting income of $256.3 million (combined ratio of 86.8%) for the nine months ended September 30, 2023, included $109.0 million or 5.6 combined ratio points of pre-tax catastrophe losses, related to significant industry events, including floods in New Zealand, Cyclone Gabrielle, wildfires in Chile and other weather-related events.
•Adjusted underwriting income of $244.5 million (adjusted combined ratio of 88.2%) for the nine months ended September 30, 2024 includes an adjustment to remove a loss of $41.7 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $250.5 million (adjusted combined ratio of 87.1%) for the nine months ended September 30, 2023 included an adjustment to remove a gain of $5.8 million for the net impact of the LPT.
•Net adverse development on prior year loss reserves for the nine months ended September 30, 2024 of $39.7 million, or 1.9 combined ratio points, includes $41.7 million adverse net impact of the LPT, partially offset by favorable prior year reserve development on post-LPT years of $2.0 million. The net adverse development for the nine months ended September 30, 2023 of $10.5 million, or 0.5 combined ratio points, includes a gain of $5.8 million for the net impact of the LPT, partially offset by adverse prior year reserve development on post-LPT years of $16.3 million.
•Our capital markets business contributed total fee income of $112.3 million in the nine months ended September 30, 2024, an increase of $20.5 million compared to $91.8 million in the nine months ended September 30, 2023. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,040.7 million as at September 30, 2024, compared with $1,476.3 million at September 30, 2023.
•Annualized operating return on average equity was 17.6% for the nine months ended September 30, 2024 compared with 20.8% in the nine months ended September 30, 2023.
Shareholders’ equity
Total shareholders’ equity increased by $114.7 million from $2,908.5 million as at December 31, 2023 to $3,023.2 million as at September 30, 2024, the most significant movements of which were as follows:
•other comprehensive income of $113.3 million which included $90.5 million of net unrealized gains on available for sale investments, a $20.9 million gain in foreign currency translation on unrealized investments classified as available-for-sale and a $1.9 million net gain in the value of hedged foreign exchange contracts; and
•an increase of $1.4 million in retained earnings due to net income of $237.5 million, partially offset by $195.0 million in dividends on our Ordinary Shares and $41.1 million in dividends on our Preference Shares.
As at September 30, 2024, our total shareholders’ equity included Preference Shares of $775.0 million less issue costs of $21.5 million (December 31, 2023 — $775.0 million less issue costs of $21.5 million).

Summary Results of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$1,116.8	$982.7	$3,598.6	$3,107.9
Net written premiums	673.6	628.6	2,225.6	1,979.1
Net earned premiums	698.3	660.0	2,069.4	1,947.4
Underwriting Expenses
Losses and loss adjustment expenses	474.2	430.5	1,278.9	1,147.6
Acquisition costs	91.7	94.3	290.2	287.2
General and administrative expenses	99.4	87.3	297.5	256.3
Underwriting income	33.0	47.9	202.8	256.3

Other Income and Expense
Corporate and other expenses	(18.6)	(32.6)	(83.3)	(85.7)
Non-operating expenses	(7.6)	(0.2)	(19.3)	(10.8)
Net investment income	79.6	77.9	238.9	207.3
Net realized and unrealized investment gains/(losses)	6.1	(1.8)	(21.0)	16.2
Change in fair value of derivatives	37.8	(35.6)	22.2	(16.0)
Interest (expense)/income	(20.9)	1.8	(51.0)	(41.1)
Net realized and unrealized foreign exchange (losses)/gains	(46.3)	34.1	(19.7)	20.4
Income before income tax	63.1	91.5	269.6	346.6
Income tax (expense)	(6.4)	(5.2)	(32.1)	(41.4)
Net income	56.7	86.3	237.5	305.2
Preference share dividends	(13.8)	(13.8)	(41.1)	(36.0)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$42.9	$72.5	$196.4	$269.2

Other Metrics
Loss ratio	67.9%	65.2%	61.8%	58.9%
Expense ratio	27.3%	27.5%	28.4%	27.9%
Combined ratio	95.2%	92.7%	90.2%	86.8%

Adjusted combined ratio (1) (2)	91.5%	91.7%	88.2%	87.1%
Adjusted underwriting income (1) (2)	$59.7	$54.5	$244.5	$250.5
Operating income (2)	$86.5	$78.9	$287.5	$270.0
Annualized operating return on average equity (2)	15.8%	17.6%	17.6%	20.8%
Annualized total return on average cash and investments, pre-tax	10.9%	1.7%	5.7%	3.5%
_____________________
(1)    The adjusted combined ratio and adjusted underwriting income remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted combined ratio and adjusted underwriting income represent the performance of our business for accident years 2020 onwards, which management believe reflects the underlying underwriting performance of the ongoing portfolio.
(2)    These metrics are non-GAAP financial measures as defined under SEC rules and regulations. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Consolidated Group Result - Three Months Ended September 30, 2024
Gross written premiums
The following table sets forth the gross written premiums for our two business segments for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$416.2	13.3%	$367.5
Insurance	700.6	13.9%	615.2
Total	$1,116.8	13.6%	$982.7
Overall gross written premiums increased by 13.6% in the three months ended September 30, 2024 compared to the three months ended September 30, 2023. Gross written premiums in our reinsurance segment increased by 13.3% in the three months ended September 30, 2024 compared to the three months ended September 30, 2023 mainly due to growth in renewals and new business growth in the casualty reinsurance and other property reinsurance lines of business. Gross written premiums in our insurance segment increased by 13.9% primarily due to new business activity, partially offset by a deterioration in market conditions in management liability and transaction liability globally.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$152.5	43.5%	$106.3
Insurance	290.7	17.3%	247.8
Total	$443.2	25.2%	$354.1
Total ceded written premiums in the three months ended September 30, 2024 increased by $89.1 million, or 25.2%, compared to the three months ended September 30, 2023. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 64.0% in the three months ended September 30, 2023 to 60.3% in the three months ended September 30, 2024. Ceded reinsurance premiums increased for our reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our casualty reinsurance and other property reinsurance business lines, including higher cessions to our capital market partners. Ceded reinsurance premiums increased for our insurance segment largely in line with gross written premiums, with no material changes to the segment’s reinsurance programs.
Net earned premiums
The following table sets forth the net earned premiums for our two business segments for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$293.5	0.6%	$291.8
Insurance	404.8	9.9%	368.2
Total	$698.3	5.8%	$660.0
Net earned premiums increased by $38.3 million, or 5.8%, in the three months ended September 30, 2024 compared to the three months ended September 30, 2023 due to a $81.0 million increase in gross earned premiums partially offset by a $42.7 million increase in ceded earned premiums.

Losses and loss adjustment expenses
We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios reflects the underlying performance of the ongoing portfolio. Additionally, we have also presented current year loss ratios (excluding the impact of catastrophe losses), the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Three Months Ended September 30,
	2024		2023
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$387.5	55.6%	$358.0	54.2%
Catastrophe losses	54.8	7.9%	55.6	8.4%
Current accident year losses	442.3	63.5%	413.6	62.6%
Prior year reserve development — Post-LPT years	5.2	0.7%	10.3	1.6%
Adjusted losses and loss adjustment expenses (1)	447.5	64.2%	423.9	64.2%
Impact of the LPT	26.7	3.7%	6.6	1.0%
Total losses and loss adjustment expenses	$474.2	67.9%	$430.5	65.2%
_____________________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations of these non-GAAP financial measures are presented in the table above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio for the three months ended September 30, 2024 of 67.9% increased by 2.7 percentage points compared to the three months ended September 30, 2023, and losses and loss adjustment expenses increased from $430.5 million in the three months ended September 30, 2023 to $474.2 million in the three months ended September 30, 2024. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $387.5 million or 55.6 percentage points for the three months ended September 30, 2024 compared to $358.0 million or 54.2 percentage points for the three months ended September 30, 2023.
Catastrophe losses. Catastrophe losses contributed $54.8 million or 7.9 percentage points for the three months ended September 30, 2024 compared to $55.6 million or 8.4 percentage points for the three months ended September 30, 2023. Catastrophe losses in the three months ended September 30, 2024 include losses associated with Hurricane Helene and other weather-related events. Catastrophe losses in the three months ended September 30, 2023 were defined as losses associated with Hurricane Idalia, the earthquake in Morocco, wildfires in Hawaii and other weather-related events.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the three months ended September 30, 2024, contributed adverse development of 0.7% towards the overall loss ratio, while for the three months ended September 30, 2023, contributed adverse development of 1.6% towards the overall loss ratio. Adverse development in the specialty reinsurance, other property reinsurance, casualty and liability insurance, and financial and professional lines insurance lines of business resulted from adverse loss emergence. This was partially offset by reserve releases in the property catastrophe reinsurance and casualty reinsurance lines of business, due to better than expected loss emergence.
Adjusted losses and loss adjustment expenses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses and related losses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures”, for further details.
Impact of the LPT. The impact of the LPT includes the impact of prior year reserve development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $26.7 million.

Acquisition, general and administrative expenses
We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs and general and administrative expenses to the net expense ratios for the three months ended September 30, 2024, and 2023.

	Three Months Ended September 30,
Ratios Based on Net Earned Premium	2024	2023
Acquisition cost ratio	13.1%	14.3%
General and administrative expense ratio	14.2%	13.2%
Total expense ratio	27.3%	27.5%
The acquisition cost ratio improved from 14.3% in the three months ended September 30, 2023 to 13.1% in the three months ended September 30, 2024. This improvement was primarily driven by an increase in ceded commissions, resulting from additional reinsurance purchased and higher cessions placed with our capital market partners.
The general and administrative expense ratio increased from 13.2% in the three months ended September 30, 2023 to 14.2% in the three months ended September 30, 2024. This increase of $12.1 million from $87.3 million in the three months ended September 30, 2023 to $99.4 million in the three months ended September 30, 2024 is due to expense alignment in our functions which support corporate activities.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the three months ended September 30, 2024 and 2023. The increase in fee income is due to the growth achieved in third-party capital and greater ceded earned premium, including expansion of our capital markets business into long-tail casualty lines.

	For the Three Months Ended September 30,
ACM ($ in millions)	2024	2023
Fee income (1)	$44.0	$31.1

	As at September 30,
	2024	2023
Third-party capital	$2,040.7	$1,476.3
_______________
(1)    Fee income earned through third party capital activities is primarily recorded through underwriting income/(loss) as a decrease to acquisition expenses.
Corporate and other expenses
In the three months ended September 30, 2024, we incurred corporate and other expenses of $18.6 million (September 30, 2023 — $32.6 million). The decrease in corporate and other expenses in the three months ended September 30, 2024 compared to the three months ended September 30, 2023 was due to expense alignment in our functions which support corporate activities.
Non-operating expenses
In the three months ended September 30, 2024, we incurred non-operating expenses of $7.6 million (September 30, 2023 — $0.2 million) which included consulting and professional services in relation to non-recurring projects and other non-operating expenses.

Investment performance

	Three Months Ended September 30,
	2024	2023
	($ in millions, except for percentages)
Net investment income	$79.6	$77.9
Net realized and unrealized investment gains/(losses)	6.1	(1.8)
Change in unrealized gains/(losses) on available for sale securities (1)	120.7	(45.0)
Total investment returns	$206.4	$31.1

Average cash and investments (2)	$7,544.8	$7,312.9

Annualized total return on average cash and investments, pre-tax	10.9%	1.7%
_______________
(1)     For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to the “Other comprehensive income” section below.
(2)    Average cash and investments are calculated by taking the average of the opening and closing period balances for total investments plus cash and cash equivalents.
In the three months ended September 30, 2024, net investment income was $79.6 million, an increase of 2.2% from the prior year (September 30, 2023 — $77.9 million), largely as a result of active repositioning of our investments to take advantage of higher yields. The investment portfolio as at September 30, 2024 largely comprises interest income generating fixed maturity securities. Book yield on the fixed income securities portfolio as at September 30, 2024 was 4.1% compared with 3.7% as at September 30, 2023. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment gains for the three months ended September 30, 2024 were $6.1 million (September 30, 2023 — losses of $1.8 million), which included $29.4 million of unrealized gains (September 30, 2023 — gains of $6.8 million). The net realized and unrealized investment gains are largely the result of reductions in U.S. Treasury yields in the period, partially offset by net realized losses in the quarter arising from our privately-held investments as well as active rotations of the portfolio.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the three months ended September 30, 2024, the impact of these derivative contracts on net income was a gain of $37.8 million (September 30, 2023 — gain of $35.6 million), attributable to foreign exchange contracts that had a gain of $32.7 million (September 30, 2023 — loss of $35.6 million), and a gain within the LPT embedded derivative of $5.1 million (September 30, 2023 — $nil).
Interest expense
The following table sets forth a summary of the interest expense for the three months ended September 30, 2024 and 2023:

	Three Months Ended September 30,
	2024	2023
	($ in millions)
Interest on LPT Funds Withheld	$15.5	$(5.3)
Interest on 2023 Senior Notes	—	3.5
Interest on 2026 Term Loan	5.4	—
Interest expense	$20.9	$(1.8)

The increase in the interest expense for the three months ended September 30, 2024 compared to 2023 was primarily driven by the increase in the interest expense on the funds withheld account related to the LPT contract with Enstar. This LPT contract includes a funds withheld arrangement that provides returns to Enstar based on the Company’s investment performance. The increase in the associated interest expense is the result of the Company’s improved investment performance in the period.
Income tax expense
There was an income tax expense for the three months ended September 30, 2024 of $6.4 million compared to an income tax expense of $5.2 million in the three months ended September 30, 2023.
The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the three months ended September 30, 2024, on profit before tax was 10.1% (September 30, 2023 — 5.7%).
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different corporate/federal tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $130.2 million for the three months ended September 30, 2024 (September 30, 2023 — loss of $66.1 million). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $105.6 million (September 30, 2023 — $45.2 million net unrealized loss), which consists of a net unrealized gain of $97.7 million (September 30, 2023 — $51.5 million) and a reclassification adjustment of $7.9 million (September 30, 2023 — $6.3 million) related to the net realized loss on the sale of available for sale securities. The net unrealized gain in the three months ended September 30, 2024 was predominantly driven by reductions in U.S. Treasury yields in the quarter. The remaining movement is due to a change in unrealized gain in foreign currency translation on available for sale investments of $22.5 million (September 30, 2023 — $14.5 million unrealized loss), and a $2.1 million unrealized gain (September 30, 2023 — $6.4 million unrealized loss) on the hedged derivative contracts.

Consolidated Group Result - Nine Months Ended September 30, 2024
Gross written premiums
The following table sets forth the gross written premiums for our two business segments for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$1,596.8	28.4%	$1,243.2
Insurance	2,001.8	7.4%	1,864.7
Total	$3,598.6	15.8%	$3,107.9
Overall gross written premiums increased by 15.8% in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. Gross written premiums in our reinsurance segment increased by 28.4% in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 mainly due to new business, growth with existing clients and favorable renewals pricing. Gross written premiums in our insurance segment increased by 7.4% primarily due to new business growth, coupled with favorable market conditions within the casualty and liability insurance line. This was partially offset by reductions in the first party insurance and financial and professional lines insurance business lines, predominantly due to strategic exits from certain lines of business and a deterioration in market conditions, respectively.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$544.8	44.5%	$377.0
Insurance	828.2	10.2%	751.8
Total	$1,373.0	21.6%	$1,128.8
Total ceded written premiums in the nine months ended September 30, 2024 increased by $244.2 million, or 21.6%, compared to the nine months ended September 30, 2023. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 63.7% in the nine months ended September 30, 2023 to 61.8% in the nine months ended September 30, 2024. Ceded reinsurance premiums increased for our reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our property catastrophe reinsurance and casualty reinsurance business lines, including higher cessions to our capital market partners. Ceded reinsurance premiums increased for our insurance segment largely in line with gross written premiums.
Net earned premiums
The following table sets forth the net earned premiums for our two business segments for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
Business Segment	2024		2023
	($ in millions)	% change	($ in millions)
Reinsurance	$925.3	7.1%	$863.8
Insurance	1,144.1	5.6%	1,083.6
Total	$2,069.4	6.3%	$1,947.4
Net earned premiums increased by $122.0 million, or 6.3%, in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 due to a $193.9 million increase in gross earned premiums partially offset by a $71.9 million increase in ceded earned premiums.

Losses and loss adjustment expenses
We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios reflects the underlying performance of the ongoing portfolio. Additionally, we have also presented current year loss ratios (excluding the impact of catastrophe losses), the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Nine Months Ended September 30,
	2024		2023
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$1,103.8	53.3%	$1,028.1	52.8%
Catastrophe losses	135.4	6.5%	109.0	5.6%
Current accident year losses	1,239.2	59.8%	1,137.1	58.4%
Prior year reserve development — Post-LPT years	(2.0)	(0.1)%	16.3	0.8%
Adjusted losses and loss adjustment expenses (1)	1,237.2	59.8%	1,153.4	59.2%
Impact of the LPT	41.7	2.0%	(5.8)	(0.3)%
Total losses and loss adjustment expenses	$1,278.9	61.8%	$1,147.6	58.9%
_____________________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations of these non-GAAP financial measures are presented in the table above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio for the nine months ended September 30, 2024 of 61.8% increased by 2.9 percentage points compared to the nine months ended September 30, 2023, and losses and loss adjustment expenses increased from $1,147.6 million in the nine months ended September 30, 2023 to $1,278.9 million in the nine months ended September 30, 2024. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $1,103.8 million or 53.3 percentage points for the nine months ended September 30, 2024 compared to $1,028.1 million or 52.8 percentage points for the nine months ended September 30, 2023.
Catastrophe losses. Catastrophe losses contributed $135.4 million or 6.5 percentage points for the nine months ended September 30, 2024 compared to $109.0 million or 5.6 percentage points for the nine months ended September 30, 2023. Catastrophe losses in the nine months ended September 30, 2024 include losses associated with Hurricane Helene, floods in Dubai, the Francis Scott Key Bridge event, various events in Canada and other weather-related events. Catastrophe losses in the nine months ended September 30, 2023 were defined as losses associated with Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco and other weather-related events.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the nine months ended September 30, 2024, contributed favorable development of 0.1% towards the overall loss ratio, while for the nine months ended September 30, 2023, contributed adverse development of 0.8% towards the overall loss ratio.
Adjusted losses and loss adjustment expenses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to “Reconciliation of Non-GAAP Financial Measures”, for further details.
Impact of the LPT. The impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $41.7 million.

Acquisition, general and administrative expenses
We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs and general and administrative expenses to the net expense ratios for the nine months ended September 30, 2024, and 2023.

	Nine Months Ended September 30,
Ratios Based on Net Earned Premium	2024	2023
Acquisition cost ratio	14.0%	14.7%
General and administrative expense ratio	14.4%	13.2%
Total expense ratio	28.4%	27.9%
The acquisition cost ratio improved from 14.7% in the nine months ended September 30, 2023 to 14.0% in the nine months ended September 30, 2024. This improvement was primarily driven by increases in ceded commission, resulting from additional reinsurance purchased and higher cessions placed with our capital market partners.
The general and administrative expense ratio increased from 13.2% in the nine months ended September 30, 2023 to 14.4% in the nine months ended September 30, 2024. This increase of $41.2 million from $256.3 million in the nine months ended September 30, 2023 to $297.5 million in the nine months ended September 30, 2024 is primarily driven by an increase in investment in operational excellence enhancements and a strengthening of the British pound sterling.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the nine months ended September 30, 2024 and 2023. The increase in fee income is due to the growth achieved in third-party capital and greater ceded earned premium, including expansion of our capital markets business into long-tail casualty lines.

	For the Nine Months Ended September 30,
ACM ($ in millions)	2024	2023
Fee income (1)	$112.3	$91.8

	As at September 30,
	2024	2023
Third-party capital	$2,040.7	$1,476.3
_______________
(1)    Fee income earned through third party capital activities is primarily recorded through underwriting income/(loss) as a decrease to acquisition expenses.
Corporate and other expenses
In the nine months ended September 30, 2024, we incurred corporate and other expenses of $83.3 million (September 30, 2023 — $85.7 million). The decrease in corporate and other expenses in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 was due to expense alignment in our functions which support corporate activities.
Non-operating expenses
In the nine months ended September 30, 2024, we incurred non-operating expenses of $19.3 million (September 30, 2023 $10.8 million) which included expenses in relation to consulting fees paid to Apollo, non-recurring transformation and change activities, consulting and professional services in relation to non-recurring projects and other non-recurring costs.

Investment performance

	Nine Months Ended September 30,
	2024	2023
	($ in millions, except for percentages)
Net investment income	$238.9	$207.3
Net realized and unrealized investment (losses)/gains	(21.0)	16.2
Change in unrealized gains/(losses) on available for sale securities (1)	103.6	(32.7)
Total investment returns	$321.5	$190.8

Average cash and investments (2)	$7,586.3	$7,168.5

Annualized total return on average cash and investments, pre-tax	5.7%	3.5%
_______________
(1)     For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to the “Other comprehensive loss” section below.
(2)    Average cash and investments are calculated by taking the average of the opening and closing period balances for total investments plus cash and cash equivalents.
In the nine months ended September 30, 2024, net investment income was $238.9 million, an increase of 15.2% from the prior year (September 30, 2023 — $207.3 million), largely as a result of active repositioning of our investments to take advantage of higher yields. The investment portfolio as at September 30, 2024 largely comprises interest income generating fixed maturity securities. Book yield on the fixed income securities portfolio as at September 30, 2024 was 4.1% compared with 3.7% as at September 30, 2023. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment losses for the nine months ended September 30, 2024 were $21.0 million (September 30, 2023 — gains of $16.2 million), which included $36.2 million of unrealized gains (September 30, 2023 — gains of $28.6 million). This is largely due to realized losses resulting from the active rotations of the investment portfolio and our privately-held investments, partially offset by unrealized gains attributable to market movements.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the nine months ended September 30, 2024, the impact of these derivative contracts on net income was a gain of $22.2 million (September 30, 2023 — loss of $16.0 million), attributable to foreign exchange contracts that had a gain of $10.3 million (September 30, 2023 — loss of $24.3 million), and a gain within the LPT embedded derivative of $11.9 million (September 30, 2023 — gain of $8.3 million).
Interest expense
The following table sets forth a summary of the interest expense for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
	2024	2023
	($ in millions)
Interest on LPT Funds Withheld	$35.1	$30.4
Interest on 2023 Senior Notes	—	10.7
Interest on 2026 Term Loan	16.0	—
Interest expense	$51.0	$41.1

The increase in the interest expense for the nine months ended September 30, 2024 compared to 2023 was driven by an increase in the interest incurred on the Company’s debt, as well as an increase in the interest expense on the funds withheld account related to the LPT contract with Enstar.

During the fourth quarter of 2023, the Company drew down on its term loan facility to repay the then outstanding 2023 Senior Notes. This change in financing facility resulted in a change in the underlying interest rate, from a fixed rate to a variable rate, leading to the increased expense recognized in the nine months ended September 30, 2024.
The LPT contract with Enstar includes a funds withheld arrangement that provides returns to Enstar based on the Company’s investment performance. The increase in the interest expense on the funds withheld account is the result of the Company’s improved investment performance in the period.
Income tax expense
There was an income tax expense for the nine months ended September 30, 2024 of $32.1 million compared to an income tax expense of $41.4 million in the nine months ended September 30, 2023.
The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the nine months ended September 30, 2024, on profit before tax was 11.9% (September 30, 2023 — 11.9%).
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different corporate/federal tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $113.3 million for the nine months ended September 30, 2024 (September 30, 2023 — loss of $52.1 million). Other comprehensive loss includes a net unrealized gain of $90.5 million in the available for sale investment portfolio (September 30, 2023 — $34.5 million net unrealized loss), which consists of a net unrealized gain of $59.6 million (September 30, 2023 — $47.6 million net unrealized loss) and a reclassification adjustment of $30.9 million (September 30, 2023 — $13.1 million) related to the net realized loss on the sale of available for sale securities. The net unrealized gain in the nine months ended September 30, 2024 was largely attributable to the impact of reductions in U.S. Treasury yields on our bond portfolios. The remaining movement was due to an unrealized gain in foreign currency translation on available for sale investments of $20.9 million (September 30, 2023 — $6.9 million unrealized loss) and a $1.9 million unrealized gain (September 30, 2023 — $10.7 million unrealized loss) on the hedged derivative contracts.

Underwriting Results by Business Segment
We are organized into two business segments, Reinsurance and Insurance. We have determined our reportable segments by taking into account the manner in which management and ultimately the chief operating decision maker determines operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Reinsurance Segment. The reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
For a more detailed description of this business segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Reinsurance” in the Company’s 2023 Annual Report on Form 20-F filed with the SEC.
Insurance Segment.  The insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and the Company’s digital follow capacity offered through Ki’s Lloyd’s platform. For a more detailed description of this segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Insurance” in the Company’s 2023 Annual Report on Form 20-F filed with the SEC.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss adjustment expenses, acquisition costs and general and administrative expenses by net earned premiums.
Non-underwriting disclosures. We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate and other expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expense, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to our business segments as they are not directly related to our business segment operations and is consistent with how management measures the performance of its segments. We do not allocate our assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
Segment profit or loss for each of our business segments is measured by underwriting income or loss. Refer to Note 3 of our unaudited consolidated financial statements, “Segment Reporting” for information on gross and net premiums written and earned, underwriting income or loss, and combined ratios and reserves for each of our business segments.

Reinsurance
Our reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance. For a more detailed description of this segment, refer to Item 4A “Business Segments — Reinsurance” in the Company’s 2023 Annual Report on Form 20-F with the SEC.
Results for the reinsurance segment were as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	% Change	2023	2024	% Change	2023
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$416.2	13.3%	$367.5	$1,596.8	28.4%	$1,243.2
Net written premiums	263.7	1.0%	261.2	1,052.0	21.5%	866.2
Net earned premiums	293.5	0.6%	291.8	925.3	7.1%	863.8
Underwriting Expenses
Current accident year losses, excluding catastrophe losses	157.8	9.2%	144.5	422.4	4.5%	404.1
Catastrophe losses	45.1	11.1%	40.6	109.1	43.4%	76.1
Prior year reserve development, post LPT years	1.1	(1200.0)%	(0.1)	(2.6)	(316.7)%	1.2
Adjusted losses and loss adjustment expenses (1)	204.0	10.3%	185.0	528.9	9.9%	481.4
Impact of the LPT	4.6	(115.2)%	(30.3)	24.1	(181.7)%	(29.5)
Losses and loss adjustment expenses	208.6	34.8%	154.7	553.0	22.4%	451.9
Acquisition costs	43.9	(20.0)%	54.9	158.5	(1.3)%	160.6
General and administrative expenses	41.2	38.7%	29.7	113.7	29.1%	88.1
Underwriting (loss)/income	$(0.2)	(100.4)%	$52.5	$100.1	(38.7)%	$163.2
Adjusted underwriting income (2)	$4.4	(80.2)%	$22.2	$124.2	(7.1)%	$133.7

Ratios		% Point Change			% Point Change
Current accident year loss ratio, excluding catastrophe losses	53.8%	4.3	49.5%	45.7%	(1.1)	46.8%
Catastrophe losses	15.4%	1.5	13.9%	11.8%	3.0	8.8%
Current accident year loss ratio	69.2%	5.8	63.4%	57.5%	1.9	55.6%
Prior year reserve development ratio, post LPT years	0.3%	0.3	—%	(0.3)%	(0.4)	0.1%
Adjusted loss ratio (1)	69.5%	6.1	63.4%	57.2%	1.5	55.7%
Impact of the LPT	1.6%	12.0	(10.4)%	2.6%	6.0	(3.4)%
Loss ratio	71.1%	18.1	53.0%	59.8%	7.5	52.3%
Acquisition cost ratio	15.0%	(3.8)	18.8%	17.1%	(1.5)	18.6%
General and administrative expense ratio	14.0%	3.8	10.2%	12.3%	2.1	10.2%
Combined ratio	100.1%	18.1	82.0%	89.2%	8.1	81.1%
Adjusted combined ratio (2)	98.5%	6.1	92.4%	86.6%	2.1	84.5%
_____________________
(1)    Adjusted losses and loss adjustment expenses and adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to Reconciliation of Non-GAAP Financial Measures for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our reinsurance segment for the three and nine months ended September 30, 2024 and 2023, and the percentage change in gross written premiums for each line of business:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
Lines of Business	2024		2023	2024		2023
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$88.3	—%	$88.3	$412.8	15.5%	$357.4
Other property reinsurance	103.1	10.7%	93.1	338.9	12.2%	302.1
Casualty reinsurance	171.9	33.0%	129.2	601.8	41.2%	426.2
Specialty reinsurance	52.9	(7.0)%	56.9	243.3	54.5%	157.5
Total	$416.2	13.3%	$367.5	$1,596.8	28.4%	$1,243.2
Gross written premiums increased by 13.3% in the three months ended September 30, 2024 compared to the three months ended September 30, 2023. The property catastrophe reinsurance line of business has written similar levels of gross premiums to prior year. The increase in other property reinsurance was primarily due to favorable premium adjustments on pro rata treaties compared with prior year. Casualty reinsurance has seen growth in renewals across all casualty reinsurance lines of business, coupled with new business growth. The decrease noted in specialty reinsurance is largely due to lower premiums written in the mortgage portfolio, which is non-cyclical in nature.
Gross written premiums increased by 28.4% in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The increase in property catastrophe reinsurance was primarily due to a stronger rate environment coupled with new business growth. The increase in other property reinsurance was primarily due to new business growth coupled with positive premium adjustments. The increase in casualty reinsurance is driven by increases across all casualty reinsurance lines of business, due to a combination of new business, growth with existing clients and favorable renewals pricing. The increase in specialty reinsurance is primarily due to new business growth in the mortgage, tech lines, and marine portfolios.
Ceded written premiums
Total ceded written premiums for the three months ended September 30, 2024 were $152.5 million, an increase of $46.2 million compared to the three months ended September 30, 2023. The increase was largely due to an increase in the level of reinsurance purchased protecting our casualty reinsurance and other property reinsurance business lines, including higher cessions to our capital market partners.
Total ceded written premiums for the nine months ended September 30, 2024 were $544.8 million, an increase of $167.8 million compared to the nine months ended September 30, 2023. The increase was largely due to an increase in the level of reinsurance purchased protecting our property catastrophe reinsurance and casualty reinsurance business lines, including higher cessions to our capital market partners.
Net earned premiums
The table below shows our net earned premiums for each line of business in our reinsurance segment for the three and nine months ended September 30, 2024 and 2023:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
Lines of Business	2024		2023	2024		2023
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$36.2	(6.0)%	$38.5	$101.6	6.4%	$95.5
Other property reinsurance	92.2	9.6%	84.1	296.7	11.9%	265.2
Casualty reinsurance	116.0	14.9%	101.0	340.8	7.7%	316.4
Specialty reinsurance	49.1	(28.0)%	68.2	186.2	(0.3)%	186.7
Total	$293.5	0.6%	$291.8	$925.3	7.1%	$863.8
Net earned premiums increased by $1.7 million, or 0.6%, in the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The increase is due to a $46.6 million increase in gross earned premiums, partially offset by a $44.9 million increase in ceded earned premiums.

Net earned premiums increased by $61.5 million, or 7.1%, in the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The increase is due to a $139.4 million increase in gross earned premiums, partially offset by a $77.9 million increase in ceded earned premiums.
Losses and loss adjustment expenses
Three Months Ended September 30, 2024:
The loss ratio for the three months ended September 30, 2024 was 71.1%, an increase of 18.1 percentage points compared to 53.0% for the three months ended September 30, 2023. The main drivers of the change in the loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the three months ended September 30, 2024 of 53.8%, increased by 4.3 percentage points compared to the three months ended September 30, 2023. The increase in the ratio was largely attributable to an increase in current accident year losses in the other property reinsurance line of business, primarily due to the riots in New Caledonia. The current accident year loss ratio was also significantly impacted by fire losses in the risk excess portfolio as well as an uplift in the management’s best estimate of reserves on the U.S. regional property portfolio.
•Catastrophe losses increased from $40.6 million in the three months ended September 30, 2023 to $45.1 million in the three months ended September 30, 2024, increasing the loss ratio by 1.5 percentage points. In the three months ended September 30, 2024, net catastrophe losses included $16.0 million from Hurricane Helene and $29.1 million of other weather-related events.
In the three months ended September 30, 2023, the net catastrophe losses of $40.6 million included $10.4 million from Hurricane Idalia, $9.5 million from wildfires in Hawaii, $9.3 million from the earthquake in Morocco and $11.4 million of other weather-related events.
•Prior year development on post-LPT years totaled adverse development of $1.1 million in the current period compared with favorable development of $0.1 million in the three months ended September 30, 2023. This movement in prior year development resulted in an increase in the loss ratio of 0.3 percentage points. The adverse development in the current period is largely driven by adverse loss emergence in the specialty reinsurance and other property reinsurance lines of business. This has been partially offset by reserve releases in the property catastrophe reinsurance and casualty reinsurance lines of business, as a result of better than expected loss emergence.
•The impact of the LPT include an unfavorable movement of $4.6 million, or 1.6 percentage points, for the three months ended September 30, 2024, compared with a favorable movement of $30.3 million in the three months ended September 30, 2023. This reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts allocated to the reinsurance segment.
Nine Months Ended September 30, 2024:
The loss ratio for the nine months ended September 30, 2024 was 59.8%, an increase of 7.5 percentage points compared to 52.3% for the nine months ended September 30, 2023. The main drivers of the change in the loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the nine months ended September 30, 2024 of 45.7% is relatively consistent with the nine months ended September 30, 2023 of 46.8%. The movement in this ratio decreased the loss ratio by 1.1 percentage points.
•Catastrophe losses increased from $76.1 million in the nine months ended September 30, 2023 to $109.1 million in the nine months ended September 30, 2024, increasing the loss ratio by 3.0 percentage points. In the nine months ended September 30, 2024, net catastrophe losses included $18.3 million from the Francis Scott Key Bridge event, $24.1 million from floods in Dubai, $16.0 million from Hurricane Helene and $50.7 million of other weather-related events.
In the nine months ended September 30, 2023, the net catastrophe losses of $76.1 million included $10.4 million from Hurricane Idalia, $9.5 million from wildfires in Hawaii, $9.3 million from the earthquake in Morocco, $7.2 million from floods in New Zealand and $39.7 million of other weather-related events.
•Prior year development on post-LPT years totaled favorable development of $2.6 million in the current period compared with adverse development of $1.2 million in the nine months ended September 30, 2023. This movement in prior year development resulted in a reduction in the loss ratio of 0.4 percentage points. The favorable development in the current period is largely due to reserve releases in the casualty reinsurance and other property reinsurance lines of business, partially offset by reserve strengthening in the reinsurance other line of business.

•The impact of LPT include an unfavorable movement of $24.1 million, or 2.6 percentage points, for the nine months ended September 30, 2024, compared with a favorable movement of $29.5 million in the nine months ended September 30, 2023. This reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts allocated to the reinsurance segment.
Acquisition costs
Acquisition costs were $43.9 million for three months ended ended September 30, 2024, equivalent to 15.0% of net earned premiums (three months ended September 30, 2023  — $54.9 million or 18.8% of net earned premiums). For the the nine months ended September 30, 2024, acquisition costs were $158.5 million, equivalent to 17.1% of net earned premiums (nine months ended September 30, 2023  — $160.6 million or 18.6% of net earned premiums). The decreases in the three and nine month periods of 3.8 percentage points and 1.5 percentage points, respectively, were mainly due to increases in ceded commissions resulting from additional reinsurance purchased, including higher cessions to our capital market partners.
General and administrative expenses
General and administrative expenses increased by $11.5 million from $29.7 million for the three months ended September 30, 2023 to $41.2 million for the three months ended September 30, 2024. For the nine months ended September 30, 2024, general and administrative expenses increased by $25.6 million to $113.7 million, from $88.1 million in the nine months ended September 30, 2023. The general and administrative expense ratio was 14.0% and 12.3% in the three and nine months ended September 30, 2024, respectively, compared to 10.2% and 10.2% in the three and nine months ended September 30, 2023, respectively. The increases in the general and administrative expense ratios for both the three and nine month periods were largely driven by an investment in operational excellence enhancements.

Insurance
Our insurance segment consists of casualty and liability insurance, first party insurance, specialty insurance, financial and professional lines insurance, and other insurance. For a more detailed description of this segment, refer to Item 4A “Business Segments — Insurance” in the Company’s 2023 Annual Report on Form 20-F with the SEC.
Results for the insurance segment were as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	% Change	2023	2024	% Change	2023
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$700.6	13.9%	$615.2	$2,001.8	7.4%	$1,864.7
Net written premiums	409.9	11.6%	367.4	1,173.6	5.5%	1,112.9
Net earned premiums	404.8	9.9%	368.2	1,144.1	5.6%	1,083.6
Underwriting Expenses
Current accident year losses, excluding catastrophe losses	229.7	7.6%	213.5	681.4	9.2%	624.0
Catastrophe losses	9.7	(35.3)%	15.0	26.3	(20.1)%	32.9
Prior year reserve development, post LPT years	4.1	(60.6)%	10.4	0.6	(96.0)%	15.1
Adjusted losses and loss adjustment expenses (1)	243.5	1.9%	238.9	708.3	5.4%	672.0
Impact of the LPT	22.1	(40.1)%	36.9	17.6	(25.7)%	23.7
Losses and loss adjustment expenses	265.6	(3.7)%	275.8	725.9	4.3%	695.7
Acquisition costs	47.8	21.3%	39.4	131.7	4.0%	126.6
General and administrative expenses	58.2	1.0%	57.6	183.8	9.3%	168.2
Underwriting income/(loss)	$33.2	(821.7)%	$(4.6)	$102.7	10.3%	$93.1
Adjusted underwriting income (2)	$55.3	71.2%	$32.3	$120.3	3.0%	$116.8

Ratios		% Point Change			% Point Change
Current accident year loss ratio, excluding catastrophe losses	56.7%	(1.3)	58.0%	59.5%	1.9	57.6%
Catastrophe losses	2.4%	(1.7)	4.1%	2.3%	(0.7)	3.0%
Current accident year loss ratio	59.1%	(2.2)	62.1%	61.8%	1.2	60.6%
Prior year reserve development ratio, post LPT years	1.0%	(1.8)	2.8%	0.1%	(1.3)	1.4%
Adjusted loss ratio (1)	60.1%	(1.8)	64.9%	61.9%	(0.1)	62.0%
Impact of the LPT	5.5%	(4.5)	10.0%	1.5%	(0.7)	2.2%
Loss ratio	65.6%	(9.3)	74.9%	63.4%	(0.8)	64.2%
Acquisition cost ratio	11.8%	1.1	10.7%	11.5%	(0.2)	11.7%
General and administrative expense ratio	14.4%	(1.2)	15.6%	16.1%	0.6	15.5%
Combined ratio	91.8%	(9.4)	101.2%	91.0%	(0.4)	91.4%
Adjusted combined ratio (2)	86.3%	(4.9)	91.2%	89.5%	0.3	89.2%
_____________________
(1)    Adjusted losses and loss adjustment expenses and adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to Reconciliation of Non-GAAP Financial Measures for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our insurance segment for the three and nine months ended September 30, 2024 and 2023, and the percentage change in gross written premiums for each line of business:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
Lines of Business	2024		2023	2024		2023
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
First party insurance	$71.1	(15.4)%	$84.0	$211.6	(12.6)%	$242.1
Specialty insurance	120.3	33.2%	90.3	354.3	22.0%	290.4
Casualty and liability insurance	182.0	11.9%	162.6	544.9	12.6%	484.1
Financial and professional lines insurance	285.6	7.7%	265.2	762.9	(6.5)%	815.9
Other insurance	$41.6	217.6%	$13.1	$128.1	297.8%	$32.2
Total	$700.6	13.9%	$615.2	$2,001.8	7.4%	$1,864.7
Gross written premiums increased by 13.9% in the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The decrease in first party insurance gross written premiums was largely driven by strategic exits from specific business lines, coupled with increased competition in our property business. The increase in specialty insurance can be predominantly attributed to new business growth. Gross written premiums have increased in casualty and liability insurance largely due to improved rates and favorable market conditions. Financial and professional lines insurance has seen an increase in gross written premiums in the period, largely attributable to new business growth and partially offset by reductions resulting from a deterioration in market conditions in management liability and transactional liability globally. The other insurance line of business has seen a significant increase due to the business written via the Lloyd’s syndicate, Ki, coupled with continued growth in the Carbon Syndicate.
Gross written premiums increased by 7.4% in the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The decrease in first party insurance gross written premiums was largely driven by strategic exits from specific business lines, coupled with increased competition in our property business. The increase in specialty insurance can be predominantly attributed to new business growth. Gross written premiums have increased in casualty and liability insurance largely due to improved rates and favorable market conditions. The reductions within financial and professional lines insurance are largely due to a deterioration in market conditions in management liability and transactional liability globally. The other insurance line of business has seen a significant increase due to the business written via the Lloyd’s syndicate, Ki, coupled with continued growth in the Carbon Syndicate.
Ceded written premiums
Total ceded written premiums for the three months ended September 30, 2024 were $290.7 million, an increase of $42.9 million from the three months ended September 30, 2023. The retention ratio was largely consistent at 58.5% for the three months ended September 30, 2024, compared with 59.7% for the three months ended September 30, 2023.
Total ceded written premiums for the nine months ended September 30, 2024 was $828.2 million, an increase of $76.4 million from the nine months ended September 30, 2023. The retention ratio was largely consistent at 58.6% for the nine months ended September 30, 2024, compared with 59.7% for the nine months ended September 30, 2023.

Net earned premiums
The table below shows our net earned premiums for each line of business in our insurance segment for the three and nine months ended September 30, 2024 and 2023 and the percentage change in net earned premiums for each line of business:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
Lines of Business	2024		2023	2024		2023
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
First party insurance	$62.8	(6.1)%	$66.9	$177.1	(13.2)%	$204.0
Specialty insurance	85.9	21.0%	71.0	244.1	16.3%	209.9
Casualty and liability insurance	91.6	11.3%	82.3	271.2	9.2%	248.4
Financial and professional lines insurance	149.1	3.5%	144.0	417.1	1.8%	409.7
Other insurance	15.4	285.0%	4.0	34.6	198.3%	11.6
Total	$404.8	9.9%	$368.2	$1,144.1	5.6%	$1,083.6
Net earned premiums increased by $36.6 million, or 9.9%, in the three months ended September 30, 2024 compared to the three months ended September 30, 2023. The increase is due to a $34.4 million increase in gross earned premiums, coupled with a $2.2 million decrease in ceded earned premiums.
Net earned premiums increased by $60.5 million, or 5.6%, in the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The increase is due to a $54.5 million increase in gross earned premiums, coupled with a $6.0 million decrease in ceded earned premiums.
Losses and loss adjustment expenses
Three Months Ended September 30, 2024:
The loss ratio for the three months ended September 30, 2024 was 65.6%, a decrease of 9.3 percentage points compared to 74.9% for the three months ended September 30, 2023. The main drivers of the change in the loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the three months ended September 30, 2024 of 56.7% decreased by 1.3 percentage points compared to the three months ended September 30, 2023. The reduction in the loss ratio is primarily due to a higher earned premium base.
•Catastrophe losses decreased from $15.0 million in the three months ended September 30, 2023 to $9.7 million in the three months ended September 30, 2024, improving the loss ratio by 1.7 percentage points. In the three months ended September 30, 2024, the net catastrophe losses included $9.7 million from weather-related events, while the three months ended September 30, 2023 included $15.0 million from weather-related events.
•Prior year development on post-LPT years totaled adverse development of $4.1 million in the three months ended September 30, 2024 compared with adverse development of $10.4 million in the three months ended September 30, 2023. This reduction in adverse development resulted in a decrease in the loss ratio of 1.8 percentage points. The adverse development in the three months ended September 30, 2024 was primarily due to adverse loss emergence on the casualty and liability insurance, and financial and professional lines insurance lines of business.
•The impact of LPT included an unfavorable movement of $22.1 million in the current period compared with an unfavorable movement of $36.9 million in the three months ended September 30, 2023. This reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts allocated to the insurance segment.
Nine Months Ended September 30, 2024:
The net loss ratio in the nine months ended September 30, 2024 was 63.4%, an decrease of 0.8 percentage points compared to 64.2% in the nine months ended September 30, 2023. The main drivers of the change in the loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the nine months ended September 30, 2024 of 59.5% increased by 1.9 percentage points compared to the nine months ended September 30, 2023 primarily driven by increased loss activity in the financial and professional lines insurance line of business, compared with relatively benign claims activity during the nine months ended September 30, 2023.

•Catastrophe losses decreased from $32.9 million in the nine months ended September 30, 2023 to $26.3 million in the nine months ended September 30, 2024, improving the loss ratio by 0.7 percentage points. In the nine months ended September 30, 2024, the net catastrophe losses included $26.3 million from weather-related events, while the nine months ended September 30, 2023 included $32.9 million from weather-related events.
•Prior year development on post-LPT years totaled adverse development of $0.6 million in the nine months ended September 30, 2024 compared with adverse development of $15.1 million in the nine months ended September 30, 2023. This reduction in adverse development resulted in an improvement in the loss ratio of 1.3 percentage points.
•The impact of LPT included an adverse movement of $17.6 million or 1.5 percentage points in the current period compared with an adverse movement of $23.7 million in the nine months ended September 30, 2023. This reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts allocated to the insurance segment.
Acquisition costs
Acquisition costs were $47.8 million for the three months ended September 30, 2024, equivalent to 11.8% of net earned premiums (three months ended September 30, 2023 — $39.4 million or 10.7% of net earned premiums). The increase in the acquisition cost ratio was primarily driven by changes in business mix.
Acquisition costs were $131.7 million for the nine months ended September 30, 2024, equivalent to 11.5% of net earned premiums (nine months ended September 30, 2023 — $126.6 million or 11.7% of net earned premiums). The decrease in the acquisition cost ratio was primarily driven by changes in business mix.
General and administrative expenses
General and administrative expenses increased by $0.6 million to $58.2 million in the three months ended September 30, 2024 from $57.6 million in the three months ended September 30, 2023. The general and administrative expense ratio was 14.4% in the three months ended September 30, 2024 compared to 15.6% in the three months ended September 30, 2023 predominantly driven by the increase in net earned premiums.
General and administrative expenses increased by $15.6 million to $183.8 million in the nine months ended September 30, 2024 from $168.2 million in the nine months ended September 30, 2023. The general and administrative expense ratio was 16.1% in the nine months ended September 30, 2024 compared to 15.5% in the nine months ended September 30, 2023, largely driven by an investment in operational excellence enhancements.

Balance Sheet
Total cash and investments
As at September 30, 2024 and December 31, 2023, total cash and investments, including accrued interest receivable were $7.7 billion and $7.5 billion, respectively. Total cash and investments increased mainly due to cash generated from operating activities of $367.1 million, partially offset by the payment of ordinary and preference dividends of $216.1 million. Our investment strategy is focused on delivering stable investment income and total investment returns through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. We also consider how our investments should match the liability characteristics in terms of duration and foreign currencies.
As of September 30, 2024, a significant majority of funds available for investment were deployed in a diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed securities. As part of our strategic asset allocation, we also invest a portion of our portfolio in investments such as unrated private fixed and floating rate investments, and other investments not categorized as fixed income. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at September 30, 2024 was 2.5 years compared to 2.6 years as at December 31, 2023. In addition, as at September 30, 2024, the average credit rating of these fixed income securities was “AA-,” with 87.2% being rated “A-” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
As at September 30, 2024, the Company had a 2.6% allocation to investment funds and a 2.6% allocation to middle market loans and other private debt (“MML”) and commercial mortgage loans (“CML”), representing in total 5.2% of our portfolio. As at December 31, 2023, the Company had a 2.8% allocation to investment funds and a 4.8% allocation to MML and CML representing in total 7.6% of our portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $137.1 million as at September 30, 2024, a decrease of $90.5 million from the net $227.6 million unrealized losses as at December 31, 2023. The decrease in the unrealized loss during the nine months ended September 30, 2024 was predominantly driven by reductions in U.S. Treasury yields in the period.
As at September 30, 2024, the aggregate current fair value of the investment funds was $204.7 million (December 31, 2023 — $209.3 million). For further information regarding these investments, refer to Note 4 of our unaudited consolidated financial statements, “Investments”.

The composition of our cash and investments as at September 30, 2024 and December 31, 2023 is summarized below:

	As at September 30, 2024		As at December 31, 2023
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed income securities — available for sale
U.S. government	$1,326.4	17.2%	$1,202.6	16.2%
U.S. agency	7.4	0.1	7.2	0.1
Municipal	79.4	1.0	128.1	1.7
Corporate	1,964.2	25.4	1,959.3	26.3
Non-U.S. government-backed corporate	144.2	1.9	100.7	1.4
Non-U.S. government	272.9	3.5	273.8	3.7
Asset-backed	200.1	2.6	—	—
Agency commercial mortgage-backed	4.5	0.1	5.8	0.1
Agency residential mortgage-backed	556.7	7.2	445.1	6.0
Total fixed income securities — available for sale	4,555.8	59.0	4,122.6	55.5
Fixed income securities — trading
U.S. government	267.1	3.5	245.5	3.3
Municipal	2.0	—	3.1	0.1
Corporate	152.6	2.0	171.5	2.3
High yield loans	107.0	1.4	92.1	1.2
Non-U.S. government-backed corporate	6.3	0.1	8.3	0.1
Non-U.S. government	24.2	0.3	34.8	0.5
Asset-backed	688.7	8.9	908.2	12.2
Agency mortgage-backed securities	33.4	0.4	22.2	0.3
Total fixed income securities — trading	1,281.3	16.6	1,485.7	20.0
Investments, equity method	8.1	0.1	7.6	0.1
Other investments (1)	204.7	2.6	209.3	2.8
Catastrophe bonds — trading	1.0	—	1.6	—
Privately-held investments — trading
Commercial mortgage loans	133.7	1.7	274.9	3.7
Middle market loans and other private debt	64.0	0.8	84.8	1.1
Asset-backed securities	129.2	1.7	82.9	1.1
Global corporate securities	14.3	0.2	14.4	0.2
Short-term investments	—	—	18.0	0.2
Total privately-held investments — trading	341.2	4.4	475.0	6.3
Privately-held investments — available for sale	25.3	0.3	14.9	0.2
Short-term investments — available for sale	66.5	0.9	93.6	1.3
Short-term investments — trading	3.2	—	2.1	—
Cash and cash equivalents	1,244.9	16.1	1,028.1	13.8
Total cash and investments	$7,732.0	100.0%	$7,440.5	100.0%
Net payable for securities purchased	$(52.6)		$(13.3)
Accrued interest receivable	55.0		51.9
Total investable assets	$7,734.4		$7,479.1
__________________
(1)     Total other investments represents our investments in investment funds. For further information refer to Note 4 our unaudited consolidated financial statements, “Investments.”

As at September 30, 2024 and December 31, 2023, the Company had no investments in equity securities as part of the Company’s strategic asset allocation.

Reserves for Losses and Loss Adjustment Expenses
Provision is made at the end of each year for the estimated ultimate cost of claims incurred but not settled at the balance sheet date, including the cost of IBNR claims and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are calculated to arrive at a net claims reserve.
Reserves by segment.  As at September 30, 2024, we had total net losses and loss adjustment expense reserves of $3,770.0 million (December 31, 2023 — $3,232.8 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $8,201.3 million at the balance sheet date of September 30, 2024, a total of $5,196.2 million, or 63.4%, represented IBNR claims (December 31, 2023 — $4,695.1 million and 60.1%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at September 30, 2024 and December 31, 2023, respectively:

	As at September 30, 2024
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,269.6	$(1,614.6)	$1,655.0
Insurance	4,931.7	(2,816.7)	2,115.0
Total losses and loss adjustment expense reserves	$8,201.3	$(4,431.3)	$3,770.0

	As at December 31, 2023
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,129.3	$(1,756.2)	$1,373.1
Insurance	4,681.3	(2,821.6)	1,859.7
Total losses and loss adjustment expense reserves	$7,810.6	$(4,577.8)	$3,232.8

Within reinsurance recoverables we have recognized $1,404.1 million of recoverables on the LPT as at September 30, 2024 (December 31, 2023 — $1,627.4 million).
The gross reserves may be further analyzed between outstanding claims and IBNR as at September 30, 2024 and December 31, 2023 as follows:

	As at September 30, 2024
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,405.7	$1,863.9	$3,269.6	57.0%
Insurance	1,599.4	3,332.3	4,931.7	67.6%
Total losses and loss expense reserves	$3,005.1	$5,196.2	$8,201.3	63.4%

	As at December 31, 2023
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,487.3	$1,642.0	$3,129.3	52.5%
Insurance	1,628.2	3,053.1	4,681.3	65.2%
Total losses and loss expense reserves	$3,115.5	$4,695.1	$7,810.6	60.1%

Prior year loss reserves.  For the nine months ended September 30, 2024, there was an overall increase in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the nine months ended September 30, 2024 and 2023.

	For the Nine Months Ended
Business Segment	September 30, 2024			September 30, 2023
	Prior Year Reserve Development - Post-LPT Years	Impact of the LPT	Total Prior Year Reserve Movement	Prior Year Reserve Development - Post-LPT Years	Impact of the LPT	Total Prior Year Reserve Movement
	($ in millions)			($ in millions)
Reinsurance	$(2.6)	$24.1	$21.5	$1.2	$(29.5)	$(28.3)
Insurance	0.6	17.6	18.2	15.1	23.7	38.8
Total losses and loss expense reserves changes	$(2.0)	$41.7	$39.7	$16.3	$(5.8)	$10.5
The analysis of the development by each segment is as follows:
Reinsurance. Net adverse reserve development of $21.5 million in the nine months ended September 30, 2024, primarily from the unfavorable movement of $24.1 million in the deferred gain on retroactive contracts, partially offset by favorable prior year development of $2.6 million on accident years 2020 onwards.
Insurance. Net adverse reserve development of $18.2 million in the nine months ended September 30, 2024, due to the unfavorable movement of $17.6 million in the deferred gain on retroactive contracts, together with adverse prior year development of $0.6 million on accident years 2020 onwards.
We did not make any significant changes in methodologies used in our reserving process between the nine months ended September 30, 2023 and nine months ended September 30, 2024.

Reinsurance Premiums Payable
Reinsurance Premiums Payable.  As at September 30, 2024, we had reinsurance premiums payable totaling $1,309.7 million compared to $1,416.6 million as at December 31, 2023, a decrease of $106.9 million. This decrease was primarily driven by the reduction in the funds withheld related to the loss portfolio transfer (“LPT”) contract, partially offset by an increase in the amount payable for reinsurance premiums as a result of the additional reinsurance purchased in the period.

B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of Aspen Holdings and of each of its Operating Subsidiaries and arranges credit facilities to enhance short-term liquidity and capital resources on a stand-by basis. As a holding company, Aspen Holdings relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including claims settlements, any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders.
Aspen Holdings’ principal sources of liquidity include (i) cash, cash equivalents and investments, (ii) dividends, capital distributions and interest payments from our Operating Subsidiaries and (iii) our availability under our revolving credit facility and letter of credit facilities. As at September 30, 2024, Aspen Holdings held $113.3 million (December 31, 2023 — $87.1 million) of cash, cash equivalents and investments. Our Operating Subsidiaries collectively paid dividends to Aspen Holdings of $325.4 million and $164.4 million for the nine months ended September 30, 2024 and 2023, respectively. As at September 30, 2024, we had approximately $724 million of availability for borrowings under our revolving credit facility and letter of credit facilities (December 31, 2023 — $724 million). Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings for the remainder of 2024 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries.
Operating Subsidiaries. As at September 30, 2024, the Operating Subsidiaries held $1,222.4 million (December 31, 2023 — $1,073.8 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at September 30, 2024 and for the foreseeable future.
On an ongoing basis, our Operating Subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends and to purchase new investments. The potential for individual large claims and for accumulations of claims from single events means that substantial and unpredictable payments may need to be made within relatively short periods of time.
We ensure that sufficient cash and short-term investments are held to enable us to meet potential claims without liquidating long-term investments and adversely affecting our investment return.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss.
Where we incur losses in currencies which are not normally held, we will convert funds into the appropriate currencies to mitigate our currency risk and also make funds available to settle claims in local currencies as and when they become due. For local regulatory reasons, we hold assets in trusts which limits our liquidity to some degree. The process of matching assets with liabilities in currency means, however, that at any one time we will hold cash and short-term assets in all major currencies which are available to settle claims.
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024	As at December 31, 2023
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$478.0	$660.8
Third party	2,738.9	2,714.4
Letters of credit / guarantees	140.0	172.0
Total restricted assets (excluding illiquid assets)	3,356.9	3,547.2
Other investments — illiquid assets	204.7	209.3
Total restricted assets and illiquid assets	$3,561.6	$3,756.5
Total as percent of cash and invested assets	46.0%	50.2%
Refer to Note 13(a), “Commitments and Contingent Liabilities — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.

Consolidated cash flows for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
	2024	2023
	($ in millions)

Cash flows from operating activities	$367.1	$293.4
Cash flows from investing activities	60.3	(208.0)
Cash flows from financing activities	(216.1)	(56.0)
Effect of exchange rate movements on cash and cash equivalents	5.5	0.2
Increase in cash and cash equivalents	216.8	29.6
Cash and cash equivalents at the beginning of the period	1,028.1	959.2
Cash and cash equivalents at the end of the period	$1,244.9	$988.8
Total net cash flow from operations for the nine months ended September 30, 2024 was $367.1 million, a $73.7 million increase in cash flow from the equivalent period in 2023. We paid net claims of $764.9 million in the nine months ended September 30, 2024 and utilized cash of $60.3 million for investing during the period.
Cash flow from financing activities were an outflow of $216.1 million, due to the payment of ordinary and preference share dividends. At September 30, 2024, we had a balance of cash and cash equivalents of $1,244.9 million.
Total net cash flow from operations for the nine months ended September 30, 2023 was $293.4 million, a $188.6 million increase in cash flow from the equivalent period in 2022. We paid net claims of 781.9 million in the nine months ended September 30, 2023 and utilized cash of $208.0 million for investing during the period.
Cash flow from financing activities were an outflow of $56.0 million, due to the payment of ordinary and preference share dividends. At September 30, 2023, we had a balance of cash and cash equivalents of $988.8 million.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2023 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Entities’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at September 30, 2024 compared to December 31, 2023:

	As at September 30, 2024	As at December 31, 2023
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive loss	$2,269.7	$2,155.0
Preference shares (liquidation preferences net of issue costs)	753.5	753.5
Long-term debt	300.0	300.0
Total capital	$3,323.2	$3,208.5

As at September 30, 2024, total shareholders’ equity was $3,023.2 million compared to $2,908.5 million as at December 31, 2023. Our total shareholders’ equity as at September 30, 2024 includes three classes of preference shares with a total value of $753.5 million net of issuance costs (December 31, 2023 — $753.5 million, three classes of preference shares).
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 31.7% as of September 30, 2024 (December 31, 2023 — 32.8%). Total capital is defined as being shareholders’ equity plus outstanding debt.

As at September 30, 2024, Aspen Holdings’ material debt outstanding was our term loan facility. As at September 30, 2024 and December 31, 2023, the value of this long-term debt was $300.0 million.
Management monitors the ratio of debt to total capital which was 9.0% as at September 30, 2024 (December 31, 2023 — 9.4%).
There were no principal capital management transactions during the nine months ended September 30, 2024.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this report and the market’s perception thereof, as measured by total shareholders’ equity, which was $3,023.2 million as at September 30, 2024 (December 31, 2023 — $2,908.5 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.
Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry, the occurrence, timing and results of, and market reaction to, our proposed initial public offering and proposed listing of our ordinary shares on the New York Stock Exchange and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the SEC, which should be deemed incorporated herein.
The inclusion of forward-looking statements in this report should not be considered as a representation by us that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Reconciliation of Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Total shareholders’ equity	$3,023.2	$2,535.1	$3,023.2	$2,535.1
Preference shares less issue expenses	(753.5)	(753.5)	(753.5)	(753.5)
Average adjustment	(76.5)	6.8	(85.7)	(46.9)
Average equity	$2,193.2	$1,788.4	$2,184.0	$1,734.7

Annualized operating return on average equity	15.8%	17.6%	17.6%	20.8%

Annualized net income, adjusted for preference share dividends, on average equity	7.8%	16.4%	12.0%	20.7%
Annualized net income, adjusted for preference share dividends, on closing equity	7.6%	16.3%	11.5%	20.1%

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments and non-operating expenses and income.

Aspen excludes the items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$42.9	$72.5	$196.4	$269.2
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	8.5	1.5	(2.5)	(4.4)
Net realized and unrealized investment (gains)/losses	(6.1)	1.8	21.0	(16.2)
Non-operating expenses	7.6	0.2	19.3	10.8
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	39.5	3.9	66.0	10.7
Non-operating income tax (benefit)	(5.9)	(1.0)	(12.7)	(0.1)
Operating income	$86.5	$78.9	$287.5	$270.0

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio.

Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net earned premiums, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting profit and a combined ratio of over 100 indicates an underwriting loss.

Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net earned premiums rather than net written premiums in the denominator when calculating the acquisition cost and the general and administrative expense ratios.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions, except for percentages)
Net earned premium	$698.3	$660.0	$2,069.4	$1,947.4

Current accident year net losses and loss expenses	387.5	358.0	1,103.8	1,028.1
Catastrophe losses	54.8	55.6	135.4	109.0
Prior year reserve development, post LPT years	5.2	10.3	(2.0)	16.3
Adjusted loss and loss adjustment expenses	447.5	423.9	1,237.2	1,153.4
Impact of the LPT	26.7	6.6	41.7	(5.8)
Losses and loss adjustment expenses	474.2	430.5	1,278.9	1,147.6
Acquisition costs	91.7	94.3	290.2	287.2
General and administrative expenses	99.4	87.3	297.5	256.3
Underwriting expenses	$665.3	$612.1	$1,866.6	$1,691.1

Underwriting income	$33.0	$47.9	$202.8	$256.3

Combined ratio	95.2%	92.7%	90.2%	86.8%

Adjusted underwriting income (1)	$59.7	$54.5	$244.5	$250.5
Adjusted combined ratio (1)	91.5%	91.7%	88.2%	87.1%
____________
(1)    The adjusted underwriting income and adjusted combined ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income and adjusted combined ratio represent the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: November 14, 2024	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer